EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's internal control over financial reporting as of December 31, 2014, is based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP have full and free access to the Audit Committee.

“Peter Marrone”                “Charles B. Main”

Chairman and                     Executive Vice President, Finance and
Chief Executive Officer                 Chief Financial Officer

February 11, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ Deloitte LLP

Chartered Accountants
February 11, 2015
Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Canadian Malartic Corporation (“Malartic”), which was acquired in June 2014, and whose financial statements constitute $2 billion and $1.5 billion of net and total assets, and $185.3 million of total revenue and $24.8 million of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting of Malartic. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 11, 2015 expressed an unqualified opinion on those financial statements.

/S/ Deloitte LLP

Chartered Accountants
February 11, 2015
Vancouver, Canada

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In thousands of United States Dollars except for shares and per share amounts)	2014	2013
Revenue	$1,835,122	$1,842,682
Cost of sales excluding depletion, depreciation and amortization	(1,045,827)	(900,789)
Gross margin excluding depletion, depreciation and amortization	789,295	941,893
Depletion, depreciation and amortization	(503,519)	(401,115)
Mine operating earnings	285,776	540,778

Expenses
General and administrative	(122,351)	(135,320)
Exploration and evaluation	(20,011)	(30,151)
Equity loss from associate (Note 12)	(7,107)	(3,905)
Other expenses (Note 26)	(189,222)	(78,120)
Impairment of mineral properties (Note 27)	(752,919)	(507,273)
Operating earnings	(805,834)	(213,991)
Finance income (Note 25)	44,691	24,849
Finance expense (Note 25)	(74,943)	(27,776)
Net finance expense	(30,252)	(2,927)

Loss before taxes	(836,086)	(216,918)
Income tax expense (Note 30)	(358,781)	(85,412)
Loss from continuing operations	(1,194,867)	(302,330)
Loss from discontinued operations (Note 6(b))	(188,206)	(172,021)
Net loss	$(1,383,073)	$(474,351)

Attributable to:
Yamana Gold Inc. equity holders	$(1,383,073)	$(446,247)
Non-controlling interests	—	(28,104)
Net loss	$(1,383,073)	$(474,351)

Loss per share attributable to Yamana Gold Inc. equity holders (Note 19(b))
Loss per share from continuing operations - basic and diluted	$(1.46)	$(0.36)
Loss per share from discontinued operations - basic and diluted	$(0.23)	$(0.23)
Net loss per share basic and diluted	$(1.69)	$(0.59)

Weighted average number of shares outstanding (Note 19(b))
Basic	820,782	752,697
Diluted	822,505	752,697

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

For The Years Ended December 31, (In thousands of United States Dollars)	2014	2013
Net loss	$(1,383,073)	$(474,351)

Other comprehensive (loss)/income, net of taxes (Note 20(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in fair value of available-for-sale securities	(194)	365
- Net change in fair value of hedging instruments	41,168	(51,449)
	40,974	(51,084)
Items that will not be reclassified to profit or loss:
- Re-measurement of employee benefit plan	(1,175)	—
Total other comprehensive income/(loss)	39,799	(51,084)
Total comprehensive loss attributable to Yamana Gold Inc. equity holders	$(1,343,274)	$(525,435)
Attributable to :
Yamana Gold Inc. equity holders	$(1,343,274)	$(497,331)
Non-controlling interests	—	(28,104)

The accompanying notes are an integral part of the Consolidated Financial Statements.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, (In thousands of United States Dollars)	2014	2013
Operating activities
Loss before taxes	$(836,086)	$(216,918)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	503,519	401,115
Share-based payments (Note 21)	5,831	7,682
Equity loss from associate (Note 12)	7,107	3,905
Finance income (Note 25)	(44,691)	(24,849)
Finance expense (Note 25)	74,943	27,776
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	11,631	3,124
Impairment of available-for-sale securities and other assets	57,473	93,384
Impairment of mineral properties (Note 27)	752,919	507,273
Other non-cash expenses	110,149	41,265
Decommissioning, restoration and similar liabilities paid	(5,393)	(4,289)
Cash distributions from associate (Note 12)	44,200	27,924
Income taxes paid	(86,604)	(159,578)
Cash flows from operating activities before non-cash working capital	594,998	707,814
Net change in non-cash working capital (Note 31(b))	(81,069)	(142,818)
Cash flows from operating activities of continuing operations	$513,929	$564,996
Cash flows from operating activities of discontinued operations (Note 6(b))	$15,542	$88,139
Investing activities
Acquisition of property, plant and equipment	$(662,111)	$(959,664)
Acquisition of Osisko Mining Corporation (Note 6(a))	(462,728)	—
Cash acquired from acquisition of Osisko Mining Corporation (Note 6(a))	59,216	—
Proceeds on disposition of mineral interest	—	8,730
Interest income received	994	1,516
Acquisition of investments and other assets	(83,647)	(54,094)
Proceeds on disposal of investments and other assets	66,577	37,964
Cash flows used in investing activities of continuing operations	$(1,081,699)	$(965,548)
Cash flows used in investing activities of discontinued operations (Note 6(b))	$(15,201)	$(87,862)
Financing activities
Dividends paid (Note 19(c))	$(142,853)	$(196,199)
Interest and other finance expenses paid	(90,896)	(13,972)
Repayment of term loan and assumed debt (Note 17)	(520,133)	(100,000)
Proceeds from term loan and notes payable (Note 17)	1,294,025	594,014
Cash flows from financing activities of continuing operations	$540,143	$283,843
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(1,069)	(13,144)
Decrease in cash and cash equivalents of continuing operations	$(28,696)	$(129,853)
Decrease in cash and cash equivalents of discontinued operations	341	277
Cash and cash equivalents of continuing operations, beginning of year	$219,723	$349,576
Cash and cash equivalents of discontinued operations, beginning of year	$2,423	$18
Cash and cash equivalents, end of year of continuing operations	$191,027	$219,723
Cash and cash equivalents, end of year of discontinued operations (Note 6(b))	$2,764	$295

Cash and cash equivalents are comprised of the following:
Cash at bank	$187,369	$218,270
Bank short-term deposits	$3,658	$1,453
Total cash and cash equivalents of continuing operations	$191,027	$219,723

Supplementary cash flow information (Note 31)
The accompanying notes are an integral part of the Consolidated Financial Statements.

YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS

As At December 31, (In thousands of United States Dollars)	2014	2013
Assets
Current assets:
Cash and cash equivalents	$191,027	$220,018
Trade and other receivables (Note 7)	51,014	80,101
Inventories (Note 8)	307,019	229,225
Other financial assets (Note 9)	111,779	81,304
Other assets (Note 10)	103,681	106,225
Assets held for sale (Note 6(b))	19,487	—
	784,007	716,873
Non-current assets:
Property, plant and equipment (Note 11)	11,142,809	10,260,801
Investment in associates (Note 12)	66,608	117,915
Other financial assets (Note 9)	43,241	56,801
Deferred tax assets (Note 30(b))	112,854	121,599
Goodwill and intangibles (Note 13)	325,425	65,548
Other assets (Note 10)	63,909	71,180
Total assets	$12,538,853	$11,410,717

Liabilities
Current liabilities:
Trade and other payables (Note 14)	$407,884	$414,720
Income taxes payable	24,655	53,458
Other financial liabilities (Note 15)	199,077	157,445
Other provisions and liabilities (Note 16)	69,402	11,525
Liabilities held for sale (Note 6(b))	27,090	—
	728,108	637,148
Non-current liabilities:
Long-term debt (Note 17)	2,025,383	1,189,762
Decommissioning, restoration and similar liabilities (Note 18)	204,129	174,523
Deferred tax liabilities (Note 30(b))	2,655,960	2,024,541
Other financial liabilities (Note 15)	54,684	94,148
Other provisions and liabilities (Note 16)	137,728	132,490
Total liabilities	$5,805,992	$4,252,612

Equity
Share capital (Note 19)
Issued and outstanding 878,052,814 common shares (December 31, 2013 - 753,303,613 shares)	7,347,347	6,320,138
Reserves (Note 20(b))	(2,930)	(41,236)
Retained (deficit)/earnings	(630,252)	860,507
Equity attributable to Yamana shareholders	$6,714,165	$7,139,409
Non-controlling interest (Note 22)	18,696	18,696
Total equity	6,732,861	7,158,105
Total equity and liabilities	$12,538,853	$11,410,717
Contractual commitments and contingencies (Notes 33 and 34).

The accompanying notes are an integral part of the Consolidated Financial Statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
PETER MARRONE	PATRICK MARS
Director	Director

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For The Years Ended December 31,(In thousands of United States Dollars)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Other reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2013	$6,304,801	$22,131	$(14,650)	$(220)	$—	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878
Net earnings	—	—	—	—	—	—	(446,247)	(446,247)	(28,104)	(474,351)
Accumulated other comprehensive income, net of income tax (Note 20(a))	—	—	(51,449)	365	—	(51,084)	—	(51,084)	—	(51,084)
Transactions with owners
Exercise of stock options and share appreciation (Note 21(a))	140	(35)	—	—	—	(35)	—	105	—	105
Issued on vesting of restricted share units (Note 21(c))	15,197	(15,197)	—	—	—	(15,197)	—	—	—	—
Restricted share units (Note 20(b))	—	17,819	—	—	—	17,819	—	17,819	—	17,819
Dividends (Note 19(c))	—	—	—	—	—	—	(196,262)	(196,262)	—	(196,262)
Balance at December 31, 2013	$6,320,138	$24,718	$(66,099)	$145	$—	$(41,236)	$860,507	$7,139,409	$18,696	$7,158,105

Balance at January 1, 2014	$6,320,138	$24,718	$(66,099)	$145	$—	$(41,236)	$860,507	$7,139,409	$18,696	$7,158,105
Net loss	—	—	—	—		—	(1,383,073)	(1,383,073)	—	(1,383,073)
Accumulated other comprehensive income, net of income tax (Note 20(a))	—	—	41,168	(194)	(1,175)	39,799	—	39,799	—	39,799
Transactions with owners
Exercise of stock options and share appreciation (Note 21(a))	80	(68)	—	—	—	(68)	—	12	—	12
Issued on acquisition of mineral interests (Note 6)	1,011,754	—	—	—	—	—	—	1,011,754	—	1,011,754
Issued on vesting of restricted share units (Note 21(c))	16,448	(16,448)	—	—	—	(16,448)	—	—	—	—
Restricted share units (Note 20(b))	—	14,060	—	—	—	14,060	—	14,060	—	14,060
Share cancellation (Note 19(a))	(1,073)	963	—	—	—	963	—	(110)	—	(110)
Dividends (Note 19(c))	—	—	—	—	—	—	(107,686)	(107,686)	—	(107,686)
Balance at December 31, 2014	$7,347,347	$23,225	$(24,931)	$(49)	$(1,175)	$(2,930)	$(630,252)	$6,714,165	$18,696	$6,732,861

The accompanying notes are an integral part of the Consolidated Financial Statements.

YAMANA GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Tabular amounts in thousands of United States Dollars unless otherwise noted)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina, Mexico and Canada.

The Company plans to continue to build on its current production base through existing operating mine expansions and development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

The Consolidated Financial Statements of the Company as at and for the years ended December 31, 2014 and December 31, 2013 are comprised of the Company, its subsidiaries, its joint operation of the Canadian Malartic mine ("Canadian Malartic") and the Company’s equity accounted interest in its associate Minera Alumbrera Ltd. ("Consolidated Financial Statements").

2.    BASIS OF PREPARATION AND PRESENTATION

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Consolidated Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the Consolidated Balance Sheet which are routinely measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

•	Convertible debt

•	Certain mines which were impaired at year-end

The Company’s functional and presentation currency is the United States Dollar ("USD"), and all values herein are rounded to the nearest thousand except where otherwise indicated.

These Consolidated Financial Statements were authorized for issuance by the Board of Directors of the Company on February 11, 2015.

3.     SIGNIFICANT ACCOUNTING POLICIES

The accounting policies summarized below have been applied consistently in all material respects in preparing the consolidated financial statements.

(a) Basis of Consolidation

The Consolidated Financial Statements include the financial statements of Yamana Gold Inc. (Parent and ultimate holding company) and the following significant entities as at December 31, 2014 and 2013:

		Interest
	Country of incorporation	2014	2013
Mineração Maracá Industria e Comércio S.A.	Brazil	100%	100%
Minera Meridian Ltda.	Chile	100%	100%
Minas Argentinas SA	Argentina	100%	100%
Minera Meridian Minerales SRLCV	Mexico	100%	100%
Canadian Malartic Corporation - a joint operation (Note 3(c))	Canada	50%	—

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control is determined to be achieved if, and only if, the Company has:

•	Power over the investee (i.e., existing rights providing the ability to direct the relevant activities of the investee) ;

•	Exposure, or rights, to variable returns from its involvement with the investee;

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Financial Statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill as applicable), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

All intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated on consolidation.

The Company's Consolidated Financial Statements also include:

•	The Company's 100% interest in Brio Gold Inc. which holds the Fazenda Brasileiro, Pilar and C1 Santa Luz mines.

•	The Company’s 56.7% interest in Agua De La Falda S.A. ("ADLF"), is consolidated and the non-controlling interest of the other investor is recorded (Note 22).

•	The Company’s 50% interest in Sociedad Minera Agua Fria’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis and included at its share.

•	The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera") representing 12.5% interest, which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method.

The Company does not have any material off-balance sheet arrangements, excepted as noted in Contractual Commitments Note 33.

(b) Non-controlling Interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest's share of the carrying values of the subsidiaries. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired as at the date of acquisition and are presented immediately after the equity section of the consolidated balance sheet. When the subsidiary company issues its own shares to outside interests and does not result in a loss of control, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying equity, an equity transaction, is included in equity.

(c) Joint Arrangements

Joint arrangements are those entities over whose activities the Company has joint control, established by contractual agreement. The Consolidated Financial Statements include the Company’s share of its 50% interest in Canadian Malartic and its 50% interest in Sociedad Minera Agua Fria’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis in proportion to its interest in those entities and from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint arrangement carried on by each party in the joint arrangement using its own assets in pursuit of the joint operations. In assessing whether a joint arrangement is a joint operation or a joint venture, the rights and obligations arising from the joint arrangement are considered including:

•	the structure and legal form of the arrangement,

•	the terms agreed by the parties in the contractual arrangement and, when relevant,

•	other facts and circumstances.

When accounting for the acquisition of interests in joint operations in which the activity constitutes a business, the Company applies IFRS 3 Business Combinations (“IFRS 3”) and the guidance on business combinations in other IFRSs except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements.  Identifiable assets and liabilities are measured, subject to the exceptions in IFRS 3, at fair value and the residual recognized as goodwill. Furthermore, transaction costs are expensed as incurred and deferred taxes are recognized on initial recognition of assets and liabilities.

For a joint operation, the Consolidated Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation. For a joint venture, the Consolidated Financial Statements include the Company’s investment in the joint venture and account for the investment using the equity method.

(d) Investment in Associate

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence. The factors that may enable the exercise of significant influence include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company's ability to exercise significant influence. The Company accounts for its investment in associate using the equity method. The Company accounts for its investment in Alumbrera of 12.5% using the equity method.

The equity method involves the recording of the initial investment at cost and the subsequent adjustments of the carrying value of the investment for the Company's proportionate share of the profit or loss and any other changes in the associate's net assets such as dividends. Profits are added to the equity investment and cash distributions received reduce the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associate are not eliminated in the Consolidated Financial Statements.

The Company's proportionate share of the associate's profit or loss is based on its most recent financial statements. There is no difference in the associate's reporting period and that of the Company. Adjustments are made to align inconsistencies between our accounting policies and our associate's policies, if any, before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If our share of the associate's losses equals or exceeds our investment in the associate, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

(e) Foreign Currency Translation

The Company's mining operations operate primarily within an economic environment where the functional currency is the United States Dollar. Transactions in foreign currencies are translated to functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings. Foreign exchange gains and losses and interest and penalties related to tax, if any, are reported within the income tax expense line.

(f) Business Combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby the identifiable assets acquired and the liabilities assumed are recorded at acquisition-date fair values; non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or present ownership instrument's proportionate share on the recognized amount of the acquiree's net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management's best estimate of the fair value of the contingent amounts expected to be payable. Preliminary fair values of net assets are finalized within one year of the acquisition date with retrospective restatement to the acquisition date as required.

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources acquired, exploration potential, future operating costs and capital expenditures, future metal process and long-term foreign exchange rates. Changes to the provisional measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

(g) Non-current Assets Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held for sale if it is highly probable that their carrying value will be recovered primarily through sale rather than through continuing use.  A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes.

The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, and it is expected that the sale will be completed within one year from the date of classification.

Assets held for sale are measured at the lower of carrying amount and fair value less cost of disposal.  Impairment losses recognized on initial classification as held for sale and any subsequent gains and losses on re-measurement are recognized in the statement of operations.  Once classified as held for sale, property, plant and equipment are no longer depreciated or amortized. Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income or loss from discontinued operations.

(h) Operating Segments

The Company’s chief operating decision maker, comprised of the senior management team, performs planning, reviews operation results, assesses performance and makes resource allocation decisions based on the segment structure described above at an operational level on a number of measures, which include mine operating earnings, production levels and unit production costs. The Company's chief decision maker also relies on a management team with its members positioned in the geographical regions where the Company's key mining operations are located. Segment results that are reported to the Company's chief decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Each mine derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding divisional management group. General and administrative, exploration and evaluation, net finance income or expense, and other operating expenses such as impairment charges and reversals and investment write-down are managed mainly on a consolidated basis and are therefore not reflected in detail in the measure of profit or loss for each reportable segment.

(i) Impairment of Non-current Assets and Goodwill

The Company assesses at the end of each reporting period whether there is any indication, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company defines a CGU as an area of interest. An area of interest is an area of similar geology; an area of interest includes exploration tenements/licenses which are geographically close together, are managed by the same geological management group and have similar prospectivity. An area of interest may be categorized as project area of interest or exploration area of interest as defined by the geology/exploration team of the Company. A project area of interest represents an operating mine or a mine under construction and its nearby exploration properties, which are managed by the Company's operation group. An exploration area of interest represents a portfolio or pool of exploration properties which are not adjacent to an operating mine or a mine under construction; an exploration area of interest is managed by the Company's exploration group.

Information the Company considers as impairment indicators include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mineral properties and/or goodwill.

If indication of impairment exists, the Company estimates the recoverable amount of the asset or CGU to determine the amount of impairment loss. For exploration and evaluation assets, indicators include but are not limited to, continuous downward trend in metal prices resulting in lower in situ market values for exploration potential, expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of 1) value in use and 2) fair value less costs to sell (“fair value”). The best evidence of fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the CGU in an arm's length transaction. This is often estimated using discounted cash flow techniques. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased.

If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods.

The Company tests for impairment of goodwill and indefinite-life intangibles or intangible assets not yet available for use at least on an annual basis or upon the occurrence of a triggering event or circumstance that indicates impairment. For impairment testing, goodwill is allocated to the CGU that is expected to benefit from the synergies of the combination. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(j) Financial Instruments

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss, available-for-sale, or other financial liabilities.

Fair Value Through Profit or Loss (“FVTPL”)
Financial assets and financial liabilities which are classified as FVTPL are measured at fair value with changes in those fair values recognized as finance income/expense.

Amortized Cost
Other financial liabilities are measured at amortized cost and are amortized using the effective interest method. At the end of each reporting period, the Company determines if there is objective evidence that an impairment loss on financial assets measured at amortized costs has been incurred. If objective evidence that impairment loss for such assets has incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The amount of the loss is recognized in profit or loss.

Available-For-Sale (“AFS”)
AFS financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or are sold and are calculated using the cost of securities sold. AFS financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the facts and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in OCI and there is objective evidence that the asset is impaired after management's review, any cumulative losses that had been recognized in OCI are reclassified as an impairment loss in the consolidated statement of operations. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in the consolidated statement of operations for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Derivative instruments
Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in finance income/expense with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts as finance income/expense in the Statement of Operations.

i.	Commodity Derivatives

The Company enters into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices such as copper. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed quantities of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company's risk management goals, however, they do not meet the hedging requirements of IAS 39, therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining copper prices. The Company does not hedge any of its gold sales.

ii.	Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the operating and capital expenditures associated with its international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as follows:

•	Amount related to hedging of operating expenditures is added to cost of sales to offset the foreign exchange effect recorded by the mines.

•	Amount related to hedging of capital expenditures is added to capitalized purchases of goods or services to offset the foreign exchange recorded by the mines or development projects.

iii.	Termination of Hedge Accounting

Hedge accounting is discontinued prospectively when:

•	the hedge instrument expires or is sold, terminated or exercised;

•	the hedge no longer meets the criteria for hedge accounting; and

•	the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

Transaction and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument. Transaction costs are expensed as incurred for financial instruments classified as FVTPL. For financial instruments classified as other than FVTPL, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

(k) Revenue Recognition

Revenue from the sale of precious metals, gold and silver, is recognized at the fair value of the consideration received and when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Revenue is net of treatment and refining charges if payment of these amounts can be enforced at the time of sale.

Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.

Concentrate revenue from smelters is recorded at the time the risks and rewards of ownership pass to the buyer. This revenue is provisionally priced at the date of sale, that is, the price is set at a specified future date after shipment based on market prices. Revenue on provisionally priced sales is recognized based on estimates of the fair value of consideration receivable predicated on forward market prices. At each reporting date, the provisionally priced metal is fair valued based on forward selling price for the remaining quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there is an active and freely traded commodity market such as London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

Revenues arising from the use by others of the Company's assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably, on the following bases:

•	Interest is recognized using the effective interest method.

•	Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

•	Dividends are recognized when the shareholder's right to receive payment is established.

(l) Share-Based Payments

The Company's share-based compensation plans are described in Note 21.

The Company accounts for all share-based payments, including share options, restricted share units and deferred share units, to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the vesting period. For the deferred share units, the fair value method requires that a mark-to-market adjustment be recorded at the end of each reporting period with the recovery or expense for the period recorded in other operating expenses. The Company's share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the equity reserve is transferred to share capital.

(m) Pension Expense and other employee benefits

The Company has a defined contribution pension plan under which the Company pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service.

Payments to the plan are recognized as an expense when employees have rendered service entitling them to the contributions.

Certain of the Company’s employees are entitled to a lump sum payment at the end of their employment with the Company if the employee has met the minimum service requirement of the benefit plan.  Based on the features of the plan, the minimum severance payment is a severance benefit that accumulates or vests, which accrues as an employee renders the service that gives rise to such benefit.  The liability is measured at its actuarial present value, based on management’s best estimates of salary escalation and the retirement ages of employees, attributed to specific accounting periods and re-measurements are recognized in other comprehensive income. The benefit plan key assumptions are assessed and revised as appropriate on an annual basis.

(n) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations except to the extent it relates to items recognized directly in equity or in other comprehensive income, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o) Earnings per Share

Earnings per share are based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

(p) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit with banks, banks term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(q) Inventories

Inventories consisting of product inventories, work-in-process (metal-in-circuit and gold-in-process) and ore stockpiles are valued at the lower of the cost of production and net realizable value. Net realizable value is calculated as the difference between estimated costs to complete production into a saleable form and the estimated future precious metal price based on prevailing and long-term metal prices.

The cost of production includes an appropriate proportion of depreciation and overhead. Work-in-process (metal-in-circuit and gold-in-process) represents inventories that are currently in the process of being converted to a saleable product. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained and recoverable in the ore stacked on leach pads, the amount of metal stacked in the mill circuits that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the precious metal price expected to be realized when the precious metal is recovered. If the cost of inventories is not recoverable due to decline in selling prices or the costs of completion or the estimated costs to be incurred to make the sale have increased, the Company would be required to write-down the recorded value of its work-in-process inventories to net realizable value.

Ore in stockpiles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stockpiles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Inventories of materials and supplies expected to be used in production are valued at the lower of cost and net realizable value. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

(r) Property, Plant and Equipment

i.	Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. The cost is comprised of the asset's purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated decommissioning and restoration costs associated with the asset.

The depreciable amount of building, plant and equipment is amortized on a straight-line basis to the residual value of the asset over the lesser of mine life or estimated useful life of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if its useful live differs. Useful lives of building, plant and equipment items range from two to fifteen years, but do not exceed the related estimated mine life based on proven and probable mineral reserves and the portion of mineral resources that management expects to become mineral reserves in the future and be economically extracted.

	Depreciation Method	Useful Life
Building	Straight Line	4 to 15 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at least annually. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is measured and recorded based on the higher of fair value less costs to sell or the asset's value in use.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

ii.	Exploration, Evaluation Assets and Depletable Producing Properties

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized material contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost if management determines that probable future economic benefits will be generated as a result of the expenditures. Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that are either not project-specific or do not result in the acquisition of mineral properties are considered greenfield expenditures and charged to expense. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, reserve/resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

•	acquiring the rights to explore;

•
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

•	determining the optimal methods of extraction and metallurgical and treatment processes;

•	studies related to surveying, transportation and infrastructure requirements;

•	permitting activities; and

•	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which occurs when the related project or component of a mineral reserve or mineral resource that does not form part of the mine plan of a producing mine is considered economically feasible for development. At that time, the property and the related costs are reclassified as part of the development costs of a producing property not yet subject to depletion, and are capitalized. Assessment for impairment is conducted before reclassification.

Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on a unit-of-production basis over the estimate of recoverable ounces. The depletable costs relating to the ore body or component of the ore body in production are multiplied by the number of ounces produced divided by the estimated recoverable ounces, which includes proven and probable mineral reserves of the mine and the portion of mineral resources expected to be classified as mineral reserves and economically extracted. Management assesses the estimated recoverable ounces used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The Company assesses and tests its exploration and evaluation assets and mining properties for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Costs related to areas of interest abandoned are written off when such a decision is made. Refer to (i) “Impairment of Assets and Goodwill” for detail of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

iii.	Stripping Costs

In open pit mining operations, it is often necessary to remove overburden and other waste in order to access the ore body. When accounting for deferred stripping within a mining complex with multiple pits using a common infrastructure:

•
In circumstances where the new development is not closely located to a producing mine or is development of a new ore body, the Company accounts for the pre-stripping costs as if the development was a separately identified mine under assets under construction.

•	In circumstances where the stripping costs are not separately identifiable for the pits, the costs are allocated to the pits on a relevant production measure.

•
In circumstances where the stripping costs incurred relate to improvement of access to ore body that benefit future period production, the Company capitalizes the stripping costs and amortizes the costs over the life of the component of the ore body from which future benefits are expected.

During the pre-production phase, stripping costs are deferred and classified as part of the mineral properties, if the costs relate to future benefits and meet the definition of an asset. Once mine production enters into an area where stripping costs have been capitalized, the capitalized stripping costs are depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves that directly benefit from the specific stripping activity.

During the production phase, regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred. Stripping costs during the production phase are recognized as an asset if, and only if, all of the following are met:

•	it is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the Company;

•	the Company can identify the component of the ore body for which access has been improved; and

•	the stripping activity costs associated with the component can be measure reliably.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company uses a stripping ratio to allocate the production stripping costs between the inventory produced and the stripping asset activity asset. A stripping ratio, which represents a unit amount of overburden or waste anticipated to be removed to gain access to a unit amount of ore or mineral material, is developed as part of the initial mine plan and reviewed periodically for reasonableness. Changes in the estimated stripping ratio can result in a change to the future capitalization of stripping costs incurred. A stripping activity asset recognized during the production phase of an open pit mining operation is depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves of the ore body or the related component of the ore body from the date on which production commences.

iv.	Assets Under Construction

Assets under construction consist of expenditures for the construction of future mines, pre-production revenue credits and expenses prior to achieving completion of commissioning. Completion of commissioning is commonly used as a reference for determining the point in time at which a mine and plant have achieved operational results that are expected to remain at a sustainable operational level over a period of time. Upon completion of commissioning, production costs are no longer capitalized and are reported as operating costs. The determination of when completion of commissioning has been achieved is based on several qualitative and quantitative factors including but not limited to the following:

•	A significant portion of planned capacity, production levels, grades and recovery rates are achieved at a sustainable level

•	Achievement of mechanical completion and operating effectiveness

•	Significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the related qualifying asset.

Once the mining project has been established as commercially feasible, all the related capitalized expenditures, other than that on land, buildings, plant and equipment, are transferred to the category “mining properties subject to depreciation or depletion” together with any amounts transferred from exploration and evaluation assets.

v.	Option Agreements Relating to Mineral Properties

Option payments made by an interested acquirer prior to the acquirer's decision to exercise the purchase option are deferred until the sale and transfer of the assets are assured. If the option payments are not reimbursable to the acquirer, the option payments are recorded as a reduction of the value of the asset. If the option payments are reimbursable, such amounts are recorded as a liability until the final resolution of the sale.

(s) Borrowing Costs

Interest on borrowings related to qualifying assets including construction or development projects is capitalized until substantially all activities that are necessary to make the asset ready for its intended use are complete. This is usually when the Company declares completion of commissioning at the mine. All other borrowing costs are charged to earnings in the period incurred.

(t) Decommissioning, Restoration and Similar Liabilities and Other Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Decommissioning, restoration and similar liabilities are a type of provision associated with the retirement of a long-lived asset that the Company has acquired, constructed, developed and/or used in operations. Reclamation obligations on the Company's mineral properties are recorded as a decommissioning, restoration and similar liabilities. These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. These estimated obligations are provided for in the accounting period when the related disturbance occurs, whether during the mine development or production phases at the present value of estimated future costs to settle the obligations. The costs are estimated based on mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon decommissioning, restoration and similar liabilities. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

The amortization or 'unwinding' of the discount applied in establishing the present value of decommissioning, restoration and similar liabilities and other provisions is charged to the consolidated statement of operations as finance expense in each accounting period. The initial decommissioning, restoration and similar liabilities together with other movements in the provisions for decommissioning, restoration and similar liabilities, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within property, plant and equipment. The capitalized costs are amortized over the life of the mine on a unit-of-production basis.

4.     CRITICAL JUDGEMENTS AND ESTIMATED UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates.

(a)	Critical Judgements in the Application of Accounting Policies

Information about critical judgements in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•	Assets' carrying values and impairment charges
In the determination of carrying values and impairment charges, management looks at the higher of value in use and fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the year, the Company recognized a non-cash impairment loss on certain mining properties in the amount of $752.9 million (2013 - $507.3 million) and concluded that no reversals are required on previously recognized impairments. A total of $151.4 million (2013 - $175.0 million) was recognized in respect of discontinued operations (Refer to Note 27 Impairments for additional details.)

•	Capitalization of exploration and evaluation costs
Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. During the year, the Company capitalized a total of $53.7 million (2013 - $81.8 million) of exploration and evaluation expenditures.

•	Recoverable Ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves plus a portion in mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument

lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operation.

•	Determination of economic viability of a project
Management has determined that costs associated with projects under construction or developments have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

•	Completion of commissioning/commencement of operating level production
During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines completion of commissioning as the date that a mine has achieved a sustainable level of production at or near expected levels including planned capacity for the mine and mill; production levels; grades and recovery rates along with various qualitative factors including but not limited to the achievement of mechanical completion, the working effectiveness of the site refinery, whether a refining contract for the product is in place and whether the product is of sufficient quantity to be sold, whether there is a sustainable level of production input available including power, water and diesel, and whether the necessary permits are in place to allow continuous operations.

C1 Santa Luz and Pilar mines commenced commissioning in the second half of 2013. Ernesto/Pau-a-Pique (a discontinued operation, (Note 6(b)) began commissioning the fourth quarter of 2012.

During the year ended December 31, 2014 the Company made a decision to suspend commissioning activities at C1 Santa Luz and place the project on care and maintenance. The Company is working with employees, labour unions, contractors and various levels of governments to minimize the impact on local communities and remains confident that once the metallurgical recovery evaluation process is completed, C1 Santa Luz will become a sustainable operation providing long term benefits to local communities. Suspension of commissioning activities is an impairment indicator, thus, the Company performed an impairment test and recognized a non-cash impairment charge.

Pilar completed commissioning and declared commercial production effective October 1, 2014. Ernesto Pau-a Pique completed commissioning effective May 1, 2014. The Company currently has no mines in commissioning phase as at December 31, 2014.

•	Deferral of stripping costs
In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefit associated with the stripping activity over the life of the mineral property will flow to the Company. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. As at December 31, 2014, a cumulative total of $252.3 million (2013 - $181.4 million) of stripping costs have been capitalized.

•	Determination of business combinations and asset acquisitions
Management determines the assets acquired and liabilities assumed constitute a business if it consists of inputs and processes applied to those inputs that have the ability to create outputs. The Company acquired 50% interest of Osisko Mining Corporation in June 2014 and, in accordance with its policy, applied IFRS 3 Business Combinations and concluded that the transaction qualified as a business combination as significant inputs and processes that constitute a business were identified.

•	Determination of asset and liability fair values
Business combinations require judgement and estimates to be made at the date of acquisition in relation to determining asset and liability fair values. For all significant acquisitions, the Company employs third party independent valuators to assist in determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources acquired, exploration potential, future operating costs and capital expenditures, future metal process and long-term foreign exchange rates. Changes to the provisional measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined which is within one year of the acquisition date.

•	Determination of nature of joint arrangements
The Company determines whether a joint arrangement is joint operation or joint venture in accordance with IFRS. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement in the normal course of business. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have control of the arrangement have rights to the net assets of the arrangement.

IFRS 11 guides that in assessing whether a joint arrangement that is structured through a separate vehicle is a joint operation or a joint venture, the contractual rights and obligations arising from the joint arrangement (i.e. the substance of the arrangement) should be considered, which include the following:

•	the structure and legal form of the separate vehicle,

•	the terms of the contractual arrangement and, when relevant,

•	other facts and circumstances.

According to IFRS 11, a joint operator accounts for the assets, liabilities, revenues and expenses relating to its share in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses. On the other hand, a party to a joint venture recognizes its interest in a joint venture as an investment and accounts for that investment using the equity method. The assessment of joint operation is a significant judgement and a different conclusion would materially impact the accounting treatment.

In June 2014, the Company entered into a joint arrangement with Agnico Eagle Mines Limited ("Agnico") through the acquisition of Osisko Mining Corporation. Ongoing operations of the joint arrangement are accounted for as a joint operation in accordance with IFRS 11, Joint Arrangements. Based on legally enforceable contracts that exist between the Company and Agnico which govern the activities of the joint arrangement designed to ensure the parties’ rights to the assets and obligations for the liabilities of the joint operation and other specific facts and circumstances, including the requirement that Yamana and Agnico purchase all the output of Canadian Malartic, restrictions on selling the outputs to third parties, Yamana and Agnico are substantially the only source of cash flows contributing to the continuity of the arrangement, and if the selling price of the output drops below cost, Yamana and Agnico would be required to cover any obligations that Osisko cannot satisfy. The Company and Agnico are equal parties, directly or indirectly, in all of the assets and liabilities of Osisko.

•	Determination of functional currency
According to IFRS, the determination of functional currency is based on the primary economic environment in which the entity operates and is normally the one in which it primarily generates and expends cash. The Company considers the following factors in determining functional currency:

•	The currency that mainly influences sales prices for goods and services (often the currency in which sales prices for its goods and services are denominated);

•	The currency of the country whose competitive forces and regulations mainly determine the sales prices of its goods and services; and

•	The currency that mainly influences labour, material and other costs of providing goods or services.

If the above factors are mixed or unclear the Company also consider additional factors, which include: the currency in which funds from financing activities are generated, and the currency in which receipts from operating activities are usually retained.

In determining the functional currency of a foreign operation and whether its functional currency is the same as that of the Company, the following additional factors are considered:

•	Whether the activities of the foreign operation are carried out as an extension of the Company, rather than being carried out with a significant degree of autonomy;

•	Whether transactions with the Company are a high or a low proportion of the foreign operation’s activities;

•	Whether cash flows from the activities of the foreign operation directly affect the cash flows of the Company and are readily available for remittance to it; and

•	Whether cash flows from the activities of the foreign operation are sufficient to service existing and normally expected debt obligations without funds being made available by the Company.

Based on evaluation against the aforementioned criteria and other factors, the Company has concluded that the functional currency of the Company, its subsidiaries and its joint operation of the Canadian Malartic mine, is the United States Dollar.

•	Determination of assets held for sale and discontinued operations
During the fourth quarter, the Company formalized its decision to divest Ernesto Pau-a-Pique which is a non-core asset.  In doing so, management developed, initiated and committed to a plan to sell the assets and is undergoing negotiations with a prospective buyer expected to close early 2015.

Ernesto Pau-a-Pique mine is available for immediate sale in its present condition. Management considers the sale highly probable and is committed to the sale, which should be expected to be completed within one year from the date of classification. However, if there are significant changes to these conditions such that Company is no longer able to carry out its plan, the Company will cease to classify the assets as held for sale.

(b)	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

•	Revenue recognition
Revenue from the sale of concentrate to independent smelters are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the trade receivables. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

•	Mineral reserve and mineral resource estimates
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral reserves and mineral resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

•	Impairment of mineral properties and goodwill
While assessing whether any indications of impairment exist for mineral properties and goodwill, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mineral properties and/or goodwill. Refer to Note 27 Impairments for specific estimate and assumptions for impairments recorded during the period.

•	Estimation of provision for liabilities
The Company assesses its provision for liabilities other than decommissioning and restoration costs when new information becomes available. Provisions are liabilities that are uncertain in timing and amount. The Company records a provision when: (1) the Company has a present obligation (legal or constructive) as a result of past events; (2)when it is possible that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of obligation.

•	Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operating activities and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•	Inventory valuation
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital. During the year, a total charge of $21.2 million to adjust inventory to net realizable value (2013 - $14.8 million) was included in cost of sales.

•	Accounting for business combinations
The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of acquisition date).

•	Contingencies
Refer to Note 34, Contingencies to the consolidated financial statements.

5.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from this note.

(a)
IFRIC 21 Levies - the Interpretation is effective for annual periods beginning on or after January 1, 2014. This Standard provides clarification on the accounting for a liability to pay a levy. The Company adopted this standard as of January 1, 2014 and determined the impact of this standard on the Company is not significant.

The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

(b)
IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

6.    ACQUISITION AND DISPOSITION OF MINERAL INTERESTS

a) Acquisition of 50% interest of Osisko Mining Corporation ("Osisko")

On June 16, 2014, the Company and Agnico completed the joint acquisition of 100% of all issued and outstanding common shares of Osisko.  Osisko operates Canadian Malartic in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Quebec, Canada. Additionally, Osisko conducts advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas. The acquisition supports the Company’s strategy, adding another high quality, high margin cornerstone asset that increases the sustainable production level and is expected to contribute to cash flow.

Total consideration paid by Yamana was $1.47 billion which consisted of approximately $0.46 billion in cash and $1.01 billion in Yamana shares based on a Yamana share price of $8.18 (C$8.88) per share.

Under the terms of the Agreement, each outstanding common share of Osisko was exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.35 based on the closing price of C$8.88 for Yamana shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.07264 of an Agnico common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico shares on the Toronto Stock Exchange as of June 16, 2014); and (iv) one common share of a newly formed company, Osisko Gold Royalties Ltd. ("Osisko Gold") that commenced trading on the Toronto Stock Exchange.

Certain assets of Osisko were transferred to Osisko Gold, the shares of which were distributed to Osisko shareholders as part of the transaction. The following was transferred to Osisko Gold: (i) a 5% net smelter royalty (“NSR”) on Canadian Malartic; (ii) C$157 million cash; (iii) a 2% NSR on the Upper Beaver-Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

In summary, following the completion of the acquisition, the Company and Agnico each own (A) 50% of Osisko and its mining assets (excluding the Osisko Gold assets), including the Kirkland Lake Properties, the Hammond Reef Properties and other exploration properties, and (B) a 50% interest in the Canadian Malartic General Partnership which holds Canadian Malartic.

The Company has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company’s rights and obligations prescribed by the transaction, as the joint arrangement was determined to be a joint operation under IFRS. In accordance with the Company’s accounting policy, the Company has recognized the identifiable assets and liabilities are measured, subject to the exceptions in IFRS 3, at fair value at its proportionate 50% share, and the residual recognized as goodwill.

As of the date of these Consolidated Financial Statements, the determination of fair value of assets and liabilities acquired is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of the net assets acquired, assessing and measuring the associated deferred income tax assets and liabilities and potential goodwill on the acquisition. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary fair value below and are subject to change.

Total consideration paid by the Company was as follows:

Cash	$462,728
Issue of Yamana common shares: 123,620,781 shares (at C$8.88 per share) (i)	1,011,754
Purchase consideration	$1,474,482

(i)
Excluded are 3.2 million common shares issued by the Company which are held by a third-party and serve as a guarantee for the convertible debt assumed on acquisition of Canadian Malartic. The shares are issued but not entitled to dividends, voting or other shareholder's rights.

Total preliminary fair value of assets and liabilities acquired are as follows:

Cash	$59,216
Net working capital acquired	29,672
Property, plant and equipment (including mineral interests)	1,662,899
Long-term liabilities	(123,066)
Deferred income taxes	(414,076)
1,214,645
Goodwill	259,837
Net identifiable assets	$1,474,482

Goodwill of $259.8 million was recognized as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

Revenues and net earnings since the acquisition date is $185.3 million and $24.8 million, respectively, for the year ended December 31, 2014. Revenues and net income would have been $339.8 million and $30.8 million, respectively, for the year ended December 31, 2014, if the acquisition had taken place on January 1, 2014.

Acquisition related costs totaled $30.8 million and have been recognized as an expense and included in other expenses in the consolidated statement of operations for the twelve months ended December 31, 2014.

b) Disposition of Mineral Interests

During the fourth quarter, the Company formalized its decision to divest Ernesto Pau-a-Pique which is a non-core asset.  In doing so, management developed, initiated and committed to a plan to sell the assets and is undergoing negotiations with a prospective buyer expected to close early 2015. Losses and cash flows from discontinued operations are presented separately for comparative periods and excluded from the "Other" reportable segment. As the operations and cash flows can be clearly distinguished from the rest of the Company, the components of net loss, assets and liabilities have been presented separately as discontinued operations as follows:

For the years ended December 31,	2014	2013
Revenue	$17,069	$—
Expenses
Net finance income/(expense)	2,442	(3,370)
Impairment and other	(197,420)	(174,953)
Loss from discontinued operations before taxes	$(177,909)	$(178,323)
Income tax (recovery)/expense	(10,297)	6,302
Loss from discontinued operations	$(188,206)	$(172,021)
Loss per share from discontinued operations attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.23)	$(0.23)

As at December 31,	2014
Assets
Inventory	$4,191
Property, plant and equipment	10,497
Other assets	4,799
Total assets held for sale	$19,487

Liabilities
Trade and other payables	$8,653
Decommissioning, restoration and similar liabilities	11,001
Other non-current liabilities	7,436
Total liabilities held for sale	$27,090

Ernesto/Pau-a-Pique began commissioning the fourth quarter of 2012 and completed commissioning effective May 1, 2014. As a result of the delayed start-up of operations and the lower metal prices, the Company has recorded an impairment charge of $151.4 million at Ernesto/Pau-a-Pique during 2014 in addition to the $175.0 million recorded in 2013. For further details, refer to Note 27 Impairments.

7.    TRADE AND OTHER RECEIVABLES

As at December 31,	2014	2013
Trade receivable (i)	$47,172	$78,099
Other receivables	3,842	2,002
	$51,014	$80,101

(i)	The average credit period for gold sales is less than 30 days and for copper approximately 90 days. No interest is charged on trade receivables and they are neither impaired nor past due.

8.    INVENTORIES

As at December 31,	2014	2013
Product inventories	$56,686	$46,930
Metal in circuit and gold in process	71,164	43,031
Ore stockpiles	70,571	52,013
Materials and supplies	108,598	87,251
	$307,019	$229,225

The amount of inventories recognized as an expense during the year ended December 31, 2014 was $1.05 billion (2013 - $900.8 million) and is included in cost of sales. For the year ended December 31, 2014, a total charge of $21.2 million was recorded to adjust inventory to net realizable value (2013 - $14.8 million) which is included in cost of sales.

9.    OTHER FINANCIAL ASSETS

As at December 31,	2014	2013 (ii)
Income tax recoverable and installments	$37,072	$55,610
Tax credits recoverable (i)	67,088	67,275
Derivative related asset (Note 29(a))	10,849	51
Restricted cash (iii)	32,169	—
Available-for-sale securities (iv)	3,381	9,122
Other	4,461	6,047
	$155,020	$138,105

Current	111,779	81,304
Non-current	43,241	56,801
	$155,020	$138,105

(i) Tax credits recoverable classified as other financial assets consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current other financial assets increased by approximately $37 million and $38 million, respectively with an offsetting decrease in current and non-current other assets.
(iii) Restricted cash includes $20.0 million (2013 - $nil) representing several deposits in respect of environmental guarantees in the Province of Quebec from the 50% interest on Canadian Malartic and $12.2 million in other restricted cash items including cash held in respect of the convertible debt arrangement from the 50% interest on Canadian Malartic.
(iv) The Company has available-for-sale (“AFS”) securities with a cost of $3.4 million (2013 - $9.0 million) and a fair value of $3.4 million (2013 - $9.1 million). AFS securities are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. For the year ended December 31, 2014, after management's review and based on objective evidence, a total impairment of $2.9 million (for the year ended December 31, 2013 - $16.3 million), which represents the difference between the carrying value and the fair market value on certain available-for-sale securities, was recognized as other expenses in the Consolidated Statement of Operations.

10.    OTHER ASSETS

As at December 31,	2014	2013 (ii)
Tax credits recoverable (i)	$54,643	$79,715
Advances and deposits	70,102	73,309
Other long-term advances	42,845	24,381
	$167,590	$177,405

Current	103,681	106,225
Non-current	63,909	71,180
	$167,590	$177,405

(i) Tax credits recoverable classified as other assets consist of sales taxes which are recoverable against other taxes payable and value-added tax.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current other assets decreased by $38 million and $37 million, respectively, with an offsetting increase in current and non-current other financial assets.

11.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii) (iii) (vi)	Land, building, plant & equipment (iv)	Total
Cost, January 1, 2013	$3,553,461	$6,595,458	$1,707,843	$11,856,762
Additions	249,969	575,178	180,121	1,005,268
Transfers and other non-cash movements	51,105	24,022	(33,163)	41,964
Change in decommissioning, restoration & similar liabilities	(43,538)	—	(85)	(43,623)
Reclassification	(49,583)	(26,911)	147,812	71,318
Disposals	(171)	(62,674)	(2,866)	(65,711)
Cost, December 31, 2013	$3,761,243	$7,105,073	$1,999,662	$12,865,978
Adjustment of opening balance for assets held for sale	(13,257)	(306,149)	—	(319,406)
Additions (v)	1,189,296	576,433	535,987	2,301,716
Transfers and other non-cash movements	492,052	(456,925)	(35,127)	—
Change in decommissioning, restoration & similar liabilities	3,294	747	(61)	3,980
Reclassification	(6,040)	7,698	6,167	7,825
Disposals	(5,891)	(22,859)	(23,534)	(52,284)
Cost, December 31, 2014	$5,420,697	$6,904,018	$2,483,094	$14,807,809

Accumulated depreciation, January 1, 2013	$1,031,579	$—	$549,112	$1,580,691
Depreciation for the year	232,310	—	170,012	402,322
Impairment	—	557,273	—	557,273
Reclassification	3,948	—	67,370	71,318
Disposal	—	—	(6,427)	(6,427)
Accumulated depreciation, December 31, 2013	$1,267,837	$557,273	$780,067	$2,605,177
Adjustment of opening balance for assets held for sale	—	(175,000)	—	(175,000)
Depreciation for the year	307,405	—	191,307	498,712
Impairment (vii)	166,381	586,538		752,919
Reclassification	—	—	7,825	7,825
Disposal	(575)	—	(24,058)	(24,633)
Accumulated depreciation, December 31, 2014	$1,741,048	$968,811	$955,141	$3,665,000

Carrying value, December 31, 2013	$2,493,406	$6,547,800	$1,219,595	$10,260,801

Carrying value, December 31, 2014	$3,679,649	$5,935,207	$1,527,953	$11,142,809

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at December 31,	2014	2013
Balance, as at January 1,	$181,350	$128,988
Additions	94,691	59,920
Amortization	(23,725)	(7,558)
Balance, end of year	$252,316	$181,350

(ii)
The Company capitalized $27.8 million for the year ended December 31, 2014, respectively (2013 - $48.5 million) of interest costs for assets under construction. A weighted average capitalization rate of 4.6% (2013 — 5.4%) was used to determine the amount of borrowing costs eligible for capitalization.

(iii)
Assets not subject to depletion, depreciation and amortization include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mineral property costs not subject to depletion, depreciation and amortization are composed of the following:

As at December 31,	2014	2013
Projects not in production	$3,396,414	$3,128,642
Exploration potential	2,538,793	2,586,991
Assets under construction	—	832,167
Total	$5,935,207	$6,547,800

(iv)	Included in land, building, plant and equipment is $61.8 million of land which in not subject to depreciation (December 31, 2013 - $67.5 million)

(v)	The acquisition of 50% interest of Osisko, which was closed on June 16, 2014, added $1.7 billion of property, plant and equipment including mineral interests and mining assets (Note 6).

(vi)
In September 2011, the Company entered into an agreement granting Minera Alumbrera Argentina (“MAA”) an option to acquire the Company’s 100% interest in the Agua Rica project which included annual and other payments over the life of the agreement. In 2013, MAA requested, and the Company granted, an extension of the option payment due by one additional year. The Company decided not to grant any further extension for 2014 and the option agreement has terminated. Prior to the termination of the option agreement, the Company had received $50 million in option payments, all of which will be retained by the Company in addition to all technical and feasibility level work performed by MAA which has already transitioned back to Yamana.

(vii)	During the year, the Company recognized mineral property impairment charges totaling $752.9 million on certain mineral interests. Refer to Note 27 Impairments for additional details.

12.    INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition. Summarized financial information of Alumbrera is as follows:

As at December 31,	2014	2013
Current assets	$388,773	$688,060
Non-current assets	$642,785	$851,224
Total assets	$1,031,558	$1,539,284
Current liabilities	169,096	264,228
Non-current liabilities	364,679	399,041
Total liabilities	$533,775	$663,169
Net assets	$497,783	$876,015
Company’s share of net assets of associate (12.5%)	$62,223	$109,502

For the years ended December 31,	2014	2013
Company’s share of total revenues (12.5%) for the year	$128,534	$129,302
Company’s share of losses (12.5%) for the year	$(7,107)	$(3,905)

	2014	2013
Balance of investment in associate, beginning of the year	$117,915	$219,744
Equity in earnings	(7,107)	(3,905)
Cash distributions	(44,200)	(27,924)
Impairment (i)	—	(70,000)
Balance, end of year	$66,608	$117,915

(i)
During the year ended December 31, 2013, an impairment charge of $70.0 million was recognized against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine, which is near the end of its mine life.

13.     GOODWILL AND INTANGIBLES

	Goodwill (i)	Other intangibles (ii)	Total
Cost, January 1, 2013	$55,000	$48,595	$103,595
Additions	—	24,499	24,499
Disposition	—	(938)	(938)
Cost, December 31, 2013	$55,000	$72,156	$127,156
Additions	259,837	5,294	265,131
Dispositions	—	—	—
Cost, December 31, 2014	$314,837	$77,450	$392,287

Accumulated amortization and impairment, January 1, 2013	$—	$(5,081)	$(5,081)
Amortization	—	(1,527)	(1,527)
Impairment	(55,000)	—	(55,000)
Accumulated depreciation and impairment, December 31, 2013	$(55,000)	(6,608)	(61,608)
Amortization	—	(5,254)	(5,254)
Impairment	—	—	—
Accumulated depreciation and impairment, December 31, 2014	$(55,000)	$(11,862)	$(66,862)

Carrying value, December 31, 2013	$—	$65,548	$65,548
Carrying value, December 31, 2014	$259,837	$65,588	$325,425

(i)
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. On June 16, 2014, the Company acquired 50% interest in Osisko Mining Corporation (Note 6(a)). Goodwill of $259.8 million was recognized on the excess of the purchase consideration over the fair value of the assets and liabilities acquired. The Company's goodwill of $55.0 million as at the beginning of 2013 relates to the acquisition of the gold producing Jacobina mine and related assets in Brazil in 2006. During the fourth quarter of 2013, the Company concluded that the goodwill of $55.0 million no longer represented a future economic benefit from the Jacobina CGU and was impaired.

(ii)
Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.  Intangible assets must be identifiable, controlled by the Company and with future economic benefits expected to flow from the assets.  Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. The Company reviews the useful life, depreciation method and carrying value on a regular basis. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is recorded measured as the higher of fair value less costs to sell or the intangible asset's value in use. As at December 31, 2014, included in Other Intangibles, the Company had $3.4 million (December 31, 2013 - $11.9 million) of identifiable intangibles, representing the intellectual property and other intangibles recognized in the acquisition of Constructora Gardilcic Ltda. and Constructora TCG Ltda and $62.1 million (December 31, 2013 - $53.6 million) of capitalized system development costs.

14.     TRADE AND OTHER PAYABLES

As at December 31,	2014	2013 (ii)
Trade payables (i)	$289,708	$279,867
Other payables	118,176	134,853
	$407,884	$414,720

(i)
No interest is charged on the trade payables for the first 60 days from the date of invoice. The Company has financial risk management policies in place to ensure that all payables are paid within the credit terms.

(ii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current other financial liabilities increased by approximately $63 million with an offsetting decreases of $42 million and $21 million, respectively, in trade and other payables and current other provisions and liabilities.

15.    OTHER FINANCIAL LIABILITIES

As at December 31,	2014	2013 (iv)
Due to Alumbrera (i)	$22,483	$44,570
Derivative related liabilities (Note 29(a))	36,633	64,060
Other taxes payable	18,637	17,082
Royalty payable (ii)	15,619	15,192
Severance accrual	27,017	24,606
Deferred Share Units liability (Note 21(b))	14,755	23,665
Export credit facility (iii)	69,528	41,998
Current portion of long-term debt (Note 17)	34,557	15,000
Other	14,532	5,420
	$253,761	$251,593

Current	199,077	157,445
Non-current	54,684	94,148
	$253,761	$251,593

(i)
On January 23, 2013, the Company received an unsecured loan of $43.8 million from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in two years. Repayments of $22.1 million were made during the year ended December 31, 2014 and no repayments were made during the year ended December 31, 2013. Subsequent to December 31, 2014, the maturity on the loan was extended to December 15, 2015. The Company is required to make principal payments of $3.6 million each month starting July 15, 2015.

(ii)
Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

(iii)	Accounts receivable financing credit is payable within 30 days from the proceeds on concentrate sales.

(iv)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current other financial liabilities increased by approximately $63 million with an offsetting decreases of $42 million and $21 million, respectively, in trade and other payables and current other provisions and liabilities.

16.    OTHER PROVISIONS AND LIABILITIES

As at December 31,	2014	2013 (iv)
Provision for repatriation taxes payable(i)	$72,756	$81,064
Provision for taxes	19,893	20,050
Other provisions and liabilities (ii)	114,481	42,901
	$207,130	$144,015

Current	69,402	11,525
Non-current	137,728	132,490
	$207,130	$144,015

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $72.8 million (December 31, 2013 - $81.1 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Other provisions and liabilities includes provisions relating to legal proceedings, silicosis and other. In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%. The matter was remanded to the first-instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court of Argentina to consider whether the appellate court’s decision was arbitrary. The extraordinary recourse was denied by the appellate court and Northern Orion was notified of this decision on December 20, 2013. Based on this decision, 0805346 B.C. Ltd. filed an appeal directly with the Supreme Court on February 3, 2014. On October 28, 2014, the Supreme Court denied 0805346 B.C. Ltd.’s motion for leave to appeal and accordingly the determination of the National Commercial Appeals Court regarding the plaintiff’s entitlement to damages stands, and the court appointed valuator subsequently delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. 0805346 B.C. Ltd. is seeking an annulment of this assessment order through the judicial process in Argentina and will vigorously defend its position in this case. On January 15, 2015 the Argentine courts granted 0805346 B.C. Ltd. an order which suspends all effects, including enforcement, of the award rendered by the valuator until the application by Northern Orion to annul the valuation is considered by the courts, which is expected to occur in February 2015. If successful, the previous assessment will be annulled and a new court appointed valuator will be assigned to determine the assessment.

There can be no assurance that 0805346 B.C. Ltd. will be successful in its annulment request. In the event the annulment is denied, the valuator’s award stands and our results of operations and the financial condition of the Corporation could be adversely affected.
Additionally, other provisions and liabilities includes provisions to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to the above noted items. The actual amount and timing of any expected payments on provisions are uncertain as their determination is outside the control of the Company’s management.

(iii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, trade and other payables decreased by approximately $42 million and other current provisions and liabilities decreased by $21 million with an offsetting increase in current other financial liabilities of $63 million.

17.    LONG-TERM DEBT

As at December 31,	2014	2013
$500 million senior debt notes (a)	$494,630	$—
$300 million senior debt notes (b)	298,280	298,088
$500 million senior debt notes (c)	497,224	496,979
$270 million senior debt notes (d)	254,563	269,440
$1 billion revolving facility (e)	410,079	140,255
Long-term debt assumed from 50% interest of Canadian Malartic (Note 6) and (f))	105,164	—
Total debt	$2,059,940	$1,204,762
Less: current portion of long-term debt (Note 15)	$(34,557)	$(15,000)
Long-term debt (i)	$2,025,383	$1,189,762

(i) Balances are net of transaction costs of $15.1 million, net of amortization (December 31, 2013 - $10.2 million).

(a)	On June 25, 2014, the Company issued senior unsecured debt notes for a total of $500.0 million. These notes are unsecured at a rate of 4.95% with maturity of July 15, 2024.

(b)	On June 10, 2013, the Company closed on a private placement of senior unsecured debt notes for a total of $300.0 million. These notes are unsecured and are comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(c)	On March 23, 2012, the Company closed on a private placement of senior unsecured debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(d)	On December 18, 2009, the Company closed on a private placement of senior unsecured debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% fully repaid on December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(e)	On March 31, 2014, the Company increased its revolving facility from $750.0 million to $1.0 billion. The following summarizes the terms in respect to this facility:

•	The credit facility is unsecured and has a maturity date of March 31, 2019.

•
Amounts drawn bear interest at a rate of LIBOR plus 1.45% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization.

•	Undrawn amounts are subject to a commitment fee of 0.29% to 0.55% per annum depending upon the Company’s leverage ratio.

•	During the year, the Company withdrew $500.0 million from the revolving facility and repaid $230.0 million.

(f)
Debt assumed on 50% interest of Canadian Malartic with a long-term portion of $81.1 million and short-term portion of $34.5 million comprised of the Company's share of the following as at December 31, 2014 is as follows. The following debt is not guaranteed by the Company:

•
Loans with total principal outstanding of $52.0 million (C$60.3 million) and interest rates up to 9.6%, maturing from 2015 to 2017. Since the date of acquisition, $14.8 million of the Company's share of the assumed debt was repaid.

•
Convertible debentures recorded at fair value using a valuation model which has a fair value of $23.7 million with total principal outstanding of $32.3 million (C$37.5 million) and interest rate of 6.875%, maturing November 2017.

•	Obligations under finance lease of $31.7 million (C$36.8 million) and interest rate of 7.5%, maturing November 2019.

•	During the year, the Company made finance lease payments of $3.3 million and repayment of the loan of $0.8 million.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facility, and debt assumed from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term Debt
2015	$34,557
2016	99,916
2017	52,379
2018	111,478
2019	597,724
2020	85,000
2021	—
2022	200,000
2023	265,000
2024	640,000
$2,086,054

The Company will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2019.

18.     DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES

As at December 31,	2014	2013
Balance, beginning of year	$177,126	$218,287
Decommissioning, restoration and similar liabilities acquired during the year (Note 6(a))	11,823	—
Unwinding of discount in the current year for operating mines	17,794	12,971
Unwinding of discount in the current year for non-operating mines	914	1,428
Adjustments to decommissioning, restoration and similar liabilities during the year	33,815	(29,270)
Foreign exchange impact	(17,188)	(22,001)
Expenditures during the current year	(5,393)	(4,289)
Reclassification of liabilities held for sale	(11,001)	—
Balance, end of year	$207,890	$177,126

Current	3,761	2,603
Non-current	204,129	174,523
	$207,890	$177,126

The Decommissioning, Restoration and Similar Liabilities are calculated as the net present value of estimated undiscounted future cash flows, which total $310.9 million (December 31, 2013 - $240.8 million) using discount rates specific to the liabilities of 2.6% to 33.1% (December 31, 2013 - 3.6% to 24.6%). The settlement of the obligations is estimated to occur through to 2034. The Decommissioning, Restoration and Similar Liabilities of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, Mexican Pesos, Canadian and United States Dollars. The liabilities, other than those denominated in United States Dollar, are subject to translation gains and losses from one reporting period to the next in accordance with the Company's accounting policy for foreign currency translation of monetary items. Adjustments during the year reflect changes in estimates and assumptions including discount and inflation rates. The translation gains/losses, as well as changes in the estimates related to these liabilities are reflected in Property, Plant and Equipment.

19.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2014 (2013: nil).

As at December 31,	2014		2013
	Number of		Number of
Issued and outstanding - 878,052,814 common shares (ii)	common shares		common shares
(December 31, 2013 - 753,303,613 common shares):	(000’s)	Amount	(000’s)	Amount
Balance, as at January 1,	753,303	$6,320,138	752,222	$6,304,801
Issued on acquisition of mineral interests (Note 6) (ii)	123,621	1,011,754	—	—
Exercise of options and share appreciation rights	5	80	9	140
Issued on vesting of restricted share units (Note 21(c))	1,220	16,448	1,072	15,197
Share cancellation (i)	(96)	(1,073)	—	—
Balance, end of period	878,053	$7,347,347	753,303	$6,320,138

(i)
During the year ended December 31, 2014, the Company cancelled 0.1 million shares relating to entitlement to unexchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

(ii)
The Company issued 3.2 million common shares which are held by a third-party and serve as a guarantee for the convertible debt assumed on acquisition of Canadian Malartic (Note 6). The shares are issued but not entitled to dividends, voting or other shareholder's rights and therefore are excluded.

Subsequent to the year ended December 31, 2014, the Company closed on a bought deal offering of 49.1 million common shares at a share price of C$5.30 per share for gross proceeds of approximately C$260.2 million (the "Offering"). The shares were offered by way of a short-form prospectus in all of the provinces of Canada. In addition, the Company granted to the underwriters an option (the “Over-Allotment Option”) to purchase from the Company up to an additional 7.4 million common shares at a price of C$5.30 per share for a total of 56.5 million common shares, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, until the date that was 30 days after and including the closing date (February 3, 2014) of the Offering. The Over-Allotment Option was exercised in full, bringing the total gross proceeds to the Company of C$299.3 million.

(b)	Loss Per Share Calculation

For the years ended December 31,	2014	2013
Weighted average number of common shares - basic	820,782	752,697
Weighted average number of dilutive shares relating to convertible debt	1,723	—
Weighted average number of common shares - diluted	822,505	752,697

Basic and Diluted Loss Per Share from Continuing Operations Attributable to Yamana Equity Holders
Net loss from continuing operations attributable to Yamana equity holders - basic	$(1,194,867)	$(274,226)
Dilution effects related to the convertible debt	(9,792)	—
Net loss from continuing operations attributable to Yamana equity holders - diluted	$(1,204,659)	$(274,226)
Loss per share from continuing operations attributable to Yamana equity holders - basic	$(1.46)	$(0.36)
Loss per share from continuing operations attributable to Yamana equity holders - diluted	$(1.46)	$(0.36)

Basic and Diluted Loss Per Share from Continuing Operations
Net loss from continuing operations - basic	$(1,194,867)	$(302,330)
Dilution effects related to the convertible debt	(9,792)	—
Net loss from continuing operations - diluted	$(1,204,659)	$(302,330)
Loss per share from continuing operations - basic	$(1.46)	$(0.40)
Loss per share from continuing operations - diluted	$(1.46)	$(0.40)

Basic and Diluted Loss Per Share Attributable to Yamana Equity Holders
Net loss attributable to Yamana Gold Inc. equity holders - basic	$(1,383,073)	$(446,247)
Dilution effects related to the convertible debt	(9,792)	—
Net loss attributable to Yamana Gold Inc. equity holders - diluted	$(1,392,865)	$(446,247)
Loss per share attributable to Yamana Inc. equity holders - basic	$(1.69)	$(0.59)
Loss per share attributable to Yamana Inc. equity holders - diluted	$(1.69)	$(0.59)

Basic and Diluted Loss Per Share
Net loss - basic	$(1,383,073)	$(474,351)
Dilution effects related to the convertible debt	(9,792)	—
Net loss - diluted	$(1,392,865)	$(474,351)
Loss per share - basic	$(1.69)	$(0.63)
Loss per share - diluted	$(1.69)	$(0.63)

(c) Dividends Paid and Declared

For the years ended December 31,	2014	2013
Dividends paid	$142,853	$196,199
Dividend declared in respect of the year	$107,686	$196,262
Dividend paid (per share)	$0.1775	$0.2600
Dividend declared in respect of the year (per share)	$0.1275	$0.2600

20.    ACCUMULATED OTHER COMPREHENSIVE INCOME and RESERVES

(a)	Accumulated Other Comprehensive Income

For the years ended December 31,	2014	2013
Net change in unrealized gains on available-for-sale securities:
Change in fair value	$(788)	$(5,691)
Reclassification of losses recorded in earnings	594	6,056
	(194)	365
Net change in fair value of hedging instruments
Change in fair value	28,244	(44,426)
Reclassification of losses recorded in earnings	3,936	—
Tax impact	8,988	(7,023)
	41,168	(51,449)
Re-measurement of employee benefit plan	$(1,175)	$—
Accumulated other comprehensive income/(loss) attributable to equity shareholders	$39,799	$(51,084)

(b)Reserves

	2014	2013
Equity reserve
Balance, beginning of year	$24,718	$22,131
Exercise of stock options and share appreciation	(68)	(35)
Transfer of restricted share units to share capital on vesting	(16,448)	(15,197)
Issue of restricted share units	14,060	17,819
Share cancellation net of accumulated dividends received (Note 19)	963	—
Balance, end of year	$23,225	$24,718

Hedging reserve (i)
Balance, beginning of year	$(66,099)	$(14,650)
Net change in fair value of hedging instruments	37,232	(51,449)
Reclassification of losses to earnings	$3,936	$—
Balance, end of year	$(24,931)	$(66,099)

Available-for-sale reserve (ii)
Balance, beginning of year	$145	$(220)
Change in fair value of available-for-sale securities	(788)	(5,691)
Reclassification of losses to earnings	594	6,056
Balance, end of year	$(49)	$145

Other reserve
Balance, beginning of year	$—	$—
Re-measurement of employee benefit plan (iii)	$(1,175)	$—
Balance, end of year	$(1,175)	$—

Total reserve balance, end of period	$(2,930)	$(41,236)

(i)
The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Consolidated Statement of Operations when the hedged transaction impacts the Consolidated Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

(ii)
The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Consolidated Statement of Operations.

(iii)
The re-measurement of employee benefit plan represents the gains and losses recognized on the actuarial re-measurement of the liability related to the severance benefit plan required by the labour law in Chile.

21.    SHARE-BASED PAYMENTS

The total compensation relating to share-based payments for the year ended December 31, 2014 were an expense of $5.8 million (2013 — expense of $7.7 million) and is comprised of the following:

For the years ended December 31,	2014	2013
Equity-settled plans	$14,060	$17,819
Cash-settled plans	(8,229)	(10,137)
Total expense recognized as compensation expense	$5,831	$7,682

As at at December 31,	2014	2013
Total carrying amount of liabilities for cash-settled arrangements (Note 15)	$14,755	23,665

(a)	Stock Options

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2013 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	2014		2013
	Number of options (000’s)	Weighted average exercise price (CAD$)	Number of options (000’s)	Weighted average exercise price (CAD$)
Outstanding, as at January 1,	2,727	$13.54	1,539	$18.53
Exercised	(5)	2.61	(9)	11.68
Expired	(1,152)	16.94	(135)	16.98
Granted	—	—	1,333	9.54
Cancelled	—	—	—	—
Outstanding, end of year	1,570	$11.73	2,728	13.64
Exercisable, end of year	1,137	$12.57	1,839	$15.47

Expenses of $1.4 million for the year ended December 31, 2014 (2013 - expense of $1.1 million) were recognized in respect of the amortization of options over the vesting period.

Stock options outstanding and exercisable as at December 31, 2014 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	11	0.23	11	0.23
$9.00-$12.99	1,346	5.90	912	5.87
$23.00-$26.99	213	0.90	213	0.90
Total	1,570	5.18	1,136	4.33

(b)	Deferred Share Units (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current year. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	2014	2013
	Number of DSU (000's)	Number of DSU (000's)
Outstanding and exercisable, as at January 1,	2,634	2,029
Granted	493	631
Settled	(53)	(26)
Outstanding and exercisable, end of period	3,074	2,634

The value of the DSU as at December 31, 2014 was $14.8 million (December 31, 2013 — $23.7 million). In the year ended December 31, 2014, the Company recorded mark-to-market gains of $11.9 million, respectively (2013 — gain of $17.1 million) which is included in other operating expenses. Expenses of $8.3 million for year ended December 31, 2014, respectively (2013 - expense of $10.1 million) were recognized for DSU granted during the year.

(c)	Restricted Share Units (“RSU”)

RSU are granted to eligible employees and eligible contractors in order to secure for the Company the benefits inherent in the ownership of Company shares' by those eligible participants. From time to time, the Board, or its delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. An RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	2014	2013
	Number of RSU (000's)	Number of RSU (000's)
Outstanding and exercisable, as at January 1,	2,192	2,283
Granted	1,012	992
Vested and converted to common shares	(1,220)	(1,072)
Forfeited	(12)	(11)
Outstanding, end of period	1,972	2,192

In the period ended December 31, 2014, the Company credited $16.4 million (December 31, 2013 — $15.2 million) to share capital in respect of RSU that vested during the period and granted 1,012,047 RSU (December 31, 2013 — 991,982 RSU) with a weighted average grant date fair value of C$7.46 (December 31, 2013 — C$11.06). The expense of $12.7 million for the year ended December 31, 2014, respectively (2013 — $16.7 million respectively) is included in general and administrative expenses.  The fair value of RSU as at December 31, 2014 was $7.9 million (December 31, 2013 — $10.9 million).

(d)	Performance Share Units ("PSU”)

The Company has a cash settled Performance Share Units plan to form part of the long-term incentive compensation. The PSUs are performance-based awards for the achievement of specified market return and specified asset performance targets over a three year period. The PSUs for which the performance targets have not been achieved shall automatically be forfeited and canceled. The PSUs for which the performance criteria have been achieved will vest and the value that will be paid out is the price of the common shares at such time, multiplied by the number of PSUs for which the performance criteria have been achieved multiplied by the performance criteria multiple.

A total of 1.3 million PSU’s are outstanding as of December 31, 2014 with a fair value of $nil and an expiry date of June 30, 2017. The fair value of PSUs granted during the year ended December 31, 2014 was determined using a probability weighted analysis using the Monte Carlo simulation with the following significant assumptions:

2013
Dividend yield (CAD dollars)	1.44%
Expected volatility (i)	56.65%
Risk-free interest rate	1.5%
Expected life	3 years
(i) The expected volatility is based on the historical volatility of the Company's shares.

22.    NON-CONTROLLING INTEREST

The Company holds a 56.7% interest of Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

As at December 31,	2014	2013
Agua De La Falda S.A.	$18,696	$18,696

During 2013, the Company performed impairment testing updating its life of mine after-tax cash flow projections for updated estimates of future metal prices, production based on estimates of recoverable mineral reserves and resources, operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long term foreign exchange rates. The Company examined future cash flows, the intrinsic value of value beyond proven and probable mineral reserves, value of land holdings as well as other factors, which are determinants of commercial viability of each and every mining property in its portfolio, and concluded than an impairment charge of $110.0 million was required for the period ending December 31, 2013. The non-controlling interest's share of the impairment charge was $35.1 million.

23.     COST OF SALES EXCLUDING DEPLETION, DEPRECIATION AND AMORTIZATION

For the years ended December 31,	2014	2013
Contractors and services	$390,017	$287,855
Employee compensation and benefits expenses (Note 24)	279,236	237,512
Repairs and maintenance	131,543	95,934
Power	70,891	65,998
Consumables	194,710	257,287
Change in inventories, impact of foreign currency, royalties and other	(20,570)	(43,797)
Cost of sales excluding depletion, depreciation and amortization	$1,045,827	$900,789

24.     EMPLOYEE COMPENSATION AND BENEFIT EXPENSES

For the years ended December 31,	2014	2013
Wages and salaries	$262,070	$244,692
Social security, pension and government-mandated programs (a)	146,646	125,941
Other benefits (b)	26,984	15,516
Total Employee compensation and benefits expenses	435,700	386,149
Less: Expensed within General and Administrative expenses	(92,818)	(86,557)
Less: Expensed within Exploration and evaluation expenses	(18,358)	(25,982)
Less: Capitalized to Property, Plant and Equipment	(45,288)	(50,104)
Employee compensation and benefit expenses included in Cost of sales (Note 23)	$279,236	$223,506

(a)
Included in this item are defined contribution pension plans for all full-time qualifying employees of the Company. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company.

The assets of the plans are held separately from those of the Company and are managed by independent plan administrators. The total expense recognized in the consolidated statement of operations of $9.8 million (2013 - $10.2 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2014, contributions of $7.3 million due in respect of the 2014 reporting period (2013 - $8.2 million) had not been paid over to the plans but were paid subsequent to the end of the year.

(b)	Included in Other benefits are share-based payment transactions as discussed in Note 21.

25.    FINANCE INCOME AND EXPENSE

For the years ended December 31,	2014	2013
Interest income	$1,916	$1,648
Mark-to-market on convertible debt	13,156	—
Unrealized gain on derivative	10,848	—
Net foreign exchange gain	18,771	23,201
Finance income	$44,691	$24,849

Unwinding of discounts on provisions	$(6,898)	$(12,971)
Interest expense on long-term debt	(53,745)	(1,999)
Amortization of deferred financing, bank, financing fees and other	(14,300)	(12,806)
Finance expense	$(74,943)	$(27,776)
Net finance expense	$(30,252)	$(2,927)

26.    OTHER EXPENSES

For the years ended December 31,	2014	2013
Provisions	$119,651	$12,373
Impairment of other assets	32,403	49,433
Business combination transaction costs	30,766	—
Loss on sale of assets	5,910	38,360
Mark-to-market gain on deferred share units	(11,752)	(17,261)
Other expense (income)	12,244	(4,785)
Other operating expenses	$189,222	$78,120

27.    IMPAIRMENTS

In accordance with the Company’s accounting policies and processes, each asset or cash generating unit (“CGU”) is evaluated annually as to whether there are any indicators, from external and internal sources of information, that an asset or CGU may be impaired requiring an adjustment to the carrying value. Goodwill is tested for impairment annually.

In assessing whether an impairment charge is required, the carrying value of the asset or CGU is compared with its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs to sell (“FVLCS”) and value-in-use. Given the nature of the Company’s activities, information on the fair value of an asset is limited and difficult to obtain unless negotiations with potential purchasers or similar transactions are occurring. The determination of the recoverable amount was determined as the FVLCS for each CGU. FVLCS was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGUs, using assumptions a market participant may take into account. The determination of FVLCS for each CGU uses Level 3 valuation techniques.

During the year ended December 31, 2014, the Company recorded impairment charges totalling $904.3 million, of which $236.0 million was recognized in the fourth quarter and $668.3 million was recognized in the third quarter as follows:

(In millions)	2014				2013
Project	Third Quarter Impairment	Fourth Quarter Impairment	Total Impairment	Net Book Value - as at Dec. 31, 2014	Total Impairment	Net Book Value - as at Dec. 31, 2013
Jacobina	$—	$186.4	$186.4	$723.7	$55.0	$838.0
Minera Florida	—	26.6	26.6	659.5	—	489.1
Pilar	179.2	—	179.2	365.0	—	405.2
C1 Santa Luz	360.7	—	360.7	41.6	—	347.5
Impairments of continuing operations	$539.9	$213.0	$752.9		$55.0
Impairments of mineral properties recorded in 2013
Exploration properties in Argentina	—	—	—	—	181.1	220.6
Amancaya	—	—	—	—	80.9	12.3
Jeronimo	—	—	—	—	110.0	123.0
Alumbrera	—	—	—	—	70.0	84.0
Other exploration properties	—	—	—	—	10.3	—
Total	$539.9	$213.0	$752.9		$507.3
Ernesto/Pau-a-Pique - discontinued operations (Note 6(b))	128.4	23.0	151.4	—	175.0	302.8
Total impairments in respect of these projects	$668.3	$236.0	$904.3		$230.0

During the fourth quarter, the Company performed its annual impairment test based on updated life of mine after-tax cash flow projections which were revised for updated reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates. The Company examined future cash flows, the intrinsic value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio.

Based on updated life of mine plans, Jacobina’s return on capital expenditures over the last seven years is below the Company’s acceptable expected return on investment. In 2009, the Company completed a $50 million expansion to the plant to provide an additional throughput capacity level of 6,500 to 7,000 tonnes per day. In 2014, the average throughput level declined to below 4,000 tonnes per day and current life of mine plans contemplate a throughput rate in this range going forward. While attempting to reach capacity at the plant, dilution controls were lost and development wasted in veins without proper definition resulting in lower than expected grades. As a result, Jacobina has experienced low operational flexibility with development and drilling behind schedule and catch up is required in areas to improve grade reconciliation; and dilution has increased as a result of drilling and blasting techniques that were not optimized leading to higher costs. In 2013, the Company impaired $55 million in goodwill relating to Jacobina. During the fourth quarter, the Company concluded that an impairment charge of $186.4 million should be recognized in respect to Jacobina. In response to the operational challenges at Jacobina, the Company undertook a remediation plan that included:

•	Reassignment of oversight of the mine to the Chilean operations with underground expertise.

•
Implementation of a revised mine plan focusing and targeting development of higher grade areas with a goal to increase the high grade stockpile improving the definition gap and grade controls/dilution while reducing costs.

•	Re-training of staff on underground mining and blasting techniques by experienced operators from El Peñón.

•	Underground improvements on ventilation and drainage.

During the third quarter, in light of the operational challenges with C1 Santa Luz, Ernesto/Pau-Pique and Pilar, a critical review of carrying values of these assets was performed and the Company recognized an impairment charge in the amount of $668.3 million. In the fourth quarter, efforts to improve grade reconciliation in certain areas of Ernesto/Pau-Pique did not achieve the expected levels set by management requiring an update to the life of mine plan projections. This resulted in a further impairment charge of $23.0 million in respect of Ernesto/Pau-Pique in the fourth quarter including $10 million in respect to indirect tax balances which are not expected to be recoverable at Ernesto/Pau-a-Pique. In 2011, the Company began to construct a portfolio of projects including Mercedes, Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar in an environment where metal prices were 20% higher than they are today. The Company was successful in the delivery of certain projects, on time and on budget, while others have been met with certain challenges in the current volatile economic environment. The development of Mercedes was a success and met all initial objectives. While there have been challenges with certain other projects, the Company is committed to a consistent business philosophy of following a balanced strategy and remains focused on value creation even if that means producing fewer ounces. As such in the third quarter, the Company felt it necessary to suspend commissioning activities at C1 Santa Luz and place the project on care and maintenance, such that the potential future viability of the project is preserved while several identified alternative metallurgical processes continue to be evaluated to improve recovery. The Company had also previously reduced activity at Ernesto/Pau-a-Pique and the mineral interests have been written down to $nil in 2014. While commercial production has been declared at Pilar effective October 1, 2014, it too has been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels.

The Company continues to review all options to maximize value above current carrying values and in the case of these assets, the evaluation of new metallurgical plans and the possible monetization of some or all of these assets. In the fourth quarter, the Company announced its strategic plans to segregate non-core assets improving the prospects for certain underperforming assets that have yet to reach their potential, notably Pilar and C1 Santa Luz, through the creation of a new operational unit, that includes Fazenda Brasileiro, Pilar and C1 Santa Luz (in aggregate called “Brio Gold”) and the addition of a new management team that will carry on efforts of operational improvements and optimizations of the Brio Gold assets allowing existing management to focus on the Company’s core asset portfolio.

In addition to the impairment charges noted above, an additional $26.6 million was recognized in 2014 in respect of the Minera Florida mine.

In 2013, impairment charges included:

•	$181.1 million in respect of exploration properties in Argentina,

•
$80.9 million in respect of Amancaya in Chile as a result of the continuous downward trend in metal prices resulting in a lower in situ market and income values for exploration potential and below-expectation exploration results,

•	$110.0 million was recognized against the carrying value of the Jeronimo in Chile on the decision of not proceeding with construction,

•	$70.0 million in respect of Alumbrera was recognized against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine due to the continuous downward trend in metal prices, and

•	$10.3 million related to minor exploration properties on the decision of not proceeding with further exploration and/or disposition.

The Company has also determined that there is no indication that an impairment loss recognized in prior periods should be reversed in whole or in part.

The Company continues to consider, on a regular basis, whether other indicators exist that suggest that the carrying values of its assets are impaired for accounting purposes. While the market capitalization relative to the carrying value of the Company’s assets is reviewed on a regular basis, it is not considered as the sole indicator of impairment. Given recent strategic developments the Company has achieved, and the volatility of the market reflecting the current economic sentiment, using the current share price as a sole determinant of fair value is not reasonable; however the Company monitors the magnitude of the gap between the Company market capitalization and the asset carrying values. Although the Company's market capitalization around December 31, 2014 is below the carrying value of the net assets (net of long term debt), based on the impairment assessments, the Company has determined that the impairment recognized in the year ended December 31, 2014 are appropriate. The Company believes that its share price has been penalized recently due to the decline in metal prices and, relative to industry peers, as a result of underperforming construction projects. However, the Company believes that this does not impact the Company’s ability to generate cash flows from its cornerstone assets which support the net book values on a discounted cash flow basis. The Company believes that the recent decline in the Company’s market capitalization is not due to any fundamental changes or adverse events in the Company’s operations and has previously impaired projects that have been met with certain operational challenges.

Additionally, below are certain factors which the Company believes further support the carrying values of its assets and are not fully reflected in the Company’s market capitalization:

•	The addition of another cornerstone asset, the Canadian Malartic mine located in Canada with aggregate proven and probable mineral reserves of 8.9 million ounces of gold (100% basis).

•	The Company has obtained necessary permits to carry out its operations including new areas for development in 2015 and future periods.

•	The Company completed or is in the process of completing feasibility studies that demonstrate net present values in excess of the carrying values of the respective projects involved.

•	Subsequent to the year end, the Company closed on a C$299.3 million bought deal offering of 56.5 million common shares at a share price of C$5.30 per share.

Impairment testing: key assumptions and sensitivities

The determination of FVLCS includes the following key applicable assumptions:

•
Production volumes: In calculating the FVLCS, the production volumes incorporated into the cash flow models based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of the long-term planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted. As each producing mine has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves, resource estimates and in certain circumstances, include expansion projects. These are then assessed to ensure they are consistent with what a market participant would estimate.

•
Commodity prices: Forecast commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. Estimated long-term gold, silver and copper prices of $1,300 per ounce (2013 - $1,300 per ounce), $17.6 per ounce (2013 - $21.5 per ounce) and $3.30 per pound (2013- $3.20 per pound) respectively, have been used to estimate future revenues

•
Discount rates: In calculating the FVLCS, a real post-tax discount rate of 4.9% (2013: 4.6%) based on a market participant’s weighted average cost of capital (“WACC”). The WACC used in the models is in real terms, consistent with the other assumptions in the models.

•	Exchange rates: Foreign exchange rates are estimated with reference to external market forecasts and based on observable market data including spot and forward values.

Sensitivity analysis

The Company has performed a sensitivity analysis to identify the impact of changes in long-term metal prices and operating costs which are key assumptions that impact the impairment calculations. The Company assumed a 10% change in the metal price assumptions and a 10% change in certain cost inputs while holding all other assumptions constant. Based on the results of the impairment testing performed during the quarter, the CGU’s sensitivity to changes in these key assumptions appear below. Generally there is a direct correlation between metal prices and industry cost levels as a significant decline in metal prices will often be mitigated by a corresponding decline in industry operating input cost levels. The Company believes that adverse changes in metal price assumptions would impact certain other inputs in the life of mine plans which may offset, to a certain extent, the impact of these adverse metal price changes.

(In millions)	Change in recoverable value from a 10% change in metal prices	Change in recoverable value from a 10% change in operating costs
Jacobina	$202.3	$119.4
Ernesto/Pau-a-Pique	$35.1	$36.5
Minera Florida	$127.5	$82.1
Pilar	$117.4	$77.7
C1 Santa Luz	$36.7	$26.9

The model used to determine impairment is based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout future years with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the individual effect of each assumption.

Although these estimates are based on management's best knowledge of the amounts, events or actions, the actual results may differ from these estimates as they will only be resolved on the occurrence of one or more future events.

28.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Share Capital Note 19 and Long-term Debt Note 17 for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at December 31, 2014, the Company has met all of the externally imposed financial covenants.

29.    FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, trade and other payables, long-term debt including convertible debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. As at December 31, 2014, the debt has a carrying value of $2.0 billion (December 31, 2013 — $1.2 billion), which is comprised of a revolving facility, senior debt notes and assumed debt with fair values of $410.1 million, $1.6 billion and $105.2 million, respectively (December 31, 2013 — $140.3 million, $1,049.5 million and $nil). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at December 31, 2014, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at December 31, 2014	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 9)	3,381	$—	$—	$3,381
Derivative related assets (Note 9)	—	10,849	—	10,849
	$3,381	$10,849	$—	$14,230
Liabilities:
Convertible debentures (Note 17)	$23,669	$—	$—	$23,669
Derivative related liabilities (Note 15)	—	36,633	—	36,633
	$23,669	$36,633	$—	$60,302

Fair Value Measurements at December 31, 2013	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 9)	$9,122	$—	$—	$9,122
Derivative related assets (Note 9)	—	51	—	51
	$9,122	$51	$—	$9,173
Liabilities:
Derivative related liabilities (Note 15)	$—	$64,060	$—	$64,060
	$—	$64,060	$—	$64,060

Valuation Techniques
Available-for-Sale Securities
The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts
Gold sales are made at market observable spot prices. Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

Fair value of derivatives

The following table summarizes the fair value of derivative related assets:

As at December 31,	2014	2013
Currency contracts
Forward contracts	$10,849	$51
Total derivative related assets	10,849	51
Less: Current portion	(10,849)	(51)
Non-current portion	$—	$—

The following table summarizes the fair value of components of derivative related liabilities:

As at December 31,	2014	2013
Currency contracts
Forward contracts	$36,633	$64,060
Total derivative related liabilities (Note 15)	36,633	64,060
Less: Current portion	(36,633)	(32,979)
Non-current portion	$—	$31,081

The following table summarizes unrealized derivative gains (losses):

For the year ended December 31,	2014	2013
Non-hedge derivatives
Commodity contracts	$10,849	$—
	$10,849	$—
Hedge ineffectiveness
Currency contracts	$6,069	$—
	$16,918	$—

The following table summarizes realized derivative gains (losses):

For the year ended December 31,	2014	2013
Commodity contracts	$3,448	$3,124
Currency contracts	(2,116)	—
	$1,332	$3,124

Included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $4.3 million for the year ended December 31, 2014, respectively (2013 — $3.4 million realized losses) with respect to currency derivative contracts.

The hedging reserve net balance as at December 31, 2014 is negative $24.9 million (December 31, 2013 — negative $66.1 million), of that the Company estimates that approximately $24.9 million of net losses will be reclassified to earnings over the next twelve months. The total cash flow currency hedge gains in OCI (Note 20) for the period ended December 31, 2014 is gain of $37.2 million (December 31, 2013 — loss $51.4 million). Additionally, following the suspension of commissioning activities at C1 Santa Luz mine in Brazil, forward contracts were re-designated with a total loss of $2.1 million being reclassified to the statement of operations from OCI.

(b)	Market Risk

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges.

i. Currency Risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at December 31, 2014:

	Brazilian Real to USD				Mexican Peso to USD
Year of Settlement	Brazilian Real Notional Amount (in thousands)	Weighted Average Contract Rate	Market rate as at December 31, 2014	Year of Settlement	Mexican Peso Notional Amount (in thousands)	Contract Fixed Rate	Market rate as at December 31, 2014
2015	519,048	2.2828	2.6576	2015	65,000	13.320	14.752

The following table outlines the Company's exposure to currency risk and the pre-tax effects on profit or loss and equity at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and trade payables.  A positive number below indicates an increase in profit or equity where the US dollar strengthens 10% against the relevant foreign currency.  For a 10% weakening of the US dollar against the relevant foreign currency, there would be a comparable negative impact on the profit or equity.

	2014		2013
(On 10% change in United States Dollars exchange rate)	Effect on net earnings before tax	Effect on other comprehensive income, before tax	Effect on net earnings before tax	Effect on other comprehensive income, before tax
Brazilian Reais	$5,650	$3,344	$591	$36,845
Argentine Peso	$1,158	$—	$3,469	$—
Canadian Dollar	$6,765	$—	$48	$—
Mexican Peso	$2,319	$48	$1,254	$2,174
Chilean Peso	$5,938	$—	$7,634	$—

The sensitivity analysis included in the tables above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

ii.	Commodity Price Risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations. The Company has not hedged any of its gold sales.

As the December 31, 2014, the Company had $41.1 million (December 31, 2013 — $77.2 million) in receivables relating to provisionally priced concentrate sales. For year ended December 31, 2014 the Company recognized losses of $11.0 million (2013 — $3.1 million losses) on concentrate receivables.

During the fourth quarter, the Company entered into contracts whereby 73 million pounds of 2015 copper production was purchased at a price of $3.00 per pound, which represents approximately 60% of expected Chapada production. The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

The Company's exposure to commodity prices are limited to the trade receivables associated with provisional pricing of metal concentrate sales, particularly copper, and the copper forward contracts.  A 10% change in the average metal prices for the year with all other variables constant would result in the following impact to the Company's before tax earnings:

(10% change in price)	Effects on net earnings, before tax
Gold	$2,842
Copper	$29,512
Silver	$77

The change in the average commodity prices will not have an impact on Other Comprehensive Income.

iii.	Interest Rate Risk

As at December 31, 2014, the majority of the Company’s long-term debt was at fixed rates. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk.

iv.	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, restricted cash and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

The Company's maximum credit exposure to credit risk is as follows:

As at December 31,	2014	2013
Cash and cash equivalents	$191,027	$220,018
Trade and other receivables	51,014	80,101
Derivative related assets (Note 9)	10,849	51
Long-term tax credits (Note 10)	54,643	79,715
	$307,533	$379,885

v.	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 28. Contractual maturities relating to contractual commitments are included in Note 33 and relating to long-term debt is included in Note 17.

30.    INCOME TAXES

(a) Income Tax Expense

For the years ended December 31,	2014	2013
Current tax expense (recovery)
Current tax expense in respect of the current year	$114,032	$167,839
Adjustment for prior periods	(1,032)	(18,092)
Impact of foreign exchange	2,299	(2,534)
Penalties and interest	(312)	(326)
	$114,987	$146,887

Deferred tax expense (recovery)
Deferred tax expense recognized in the current year	$174,882	$(135,056)
Adjustment for prior periods	(18,106)	2,416
Impact of foreign exchange	87,018	71,165
	$243,794	$(61,475)
Total income tax expense	$358,781	$85,412

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Consolidated Statements of Operations:

For the years ended December 31,	2014	2013
Earnings before income taxes	$(836,086)	(216,918)
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax (recovery) expense	(221,582)	(57,483)
Impact of lower (higher) foreign tax rates (i)	(8,919)	1,374
Impact of change in enacted tax rates (ii)	329,538	28,323
Interest and penalties	(143)	(309)
Permanent differences	79,130	19,983
Unused tax losses and tax offsets not recognized in deferred tax assets	67,639	28,400
Tax effects of translation in foreign operations	110,310	68,631
True-up of tax provisions in respect of prior years	(19,138)	(9,374)
Withholding taxes	12,664	9,559
Unrealized foreign exchange	(20,992)	(14,012)
Mining taxes on profit	26,937	11,709
Other	3,337	(1,389)
Income tax expense	$358,781	$85,412

Income tax expense/(recovery) is represented by:
Current income tax expense	$114,987	$146,887
Deferred income tax expense/(recovery)	243,794	(61,475)
Net income tax expense	$358,781	$85,412

(i)    The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.
(ii)    In September 2014, the Chilean government enacted changes to its tax laws. Under the previous tax system, companies were subject to a First Category Income Tax of 20% and an additional Second Category Tax of 35% with a credit ranging from 17% to 20% of prior taxes paid, payable when profits were distributed resulting in an overall income tax rate of 35%.   The Company continues to evaluate the impact of the changes resulting from the tax reform package which could result in the Company’s cumulative effective income tax rate increasing to 35% in 2017 even if profits are not distributed.

The following summarizes the key changes under the tax reform:

•
Prior to 2017, the First Category Tax increases to 21% in 2014, retroactive to January 1, 2014; 22.5% in 2015 and 24% in 2016.  The Second Category Tax is 35% with a credit ranging from 17% to 24% of prior profits paid.

•
Starting in 2017, the law creates two alternative tax regimes for payments of Corporate Tax (First Category tax) whereby taxpayers must elect to pay taxes either under the attributed income tax system or the semi-integrated tax system:

▪
Under the attributed income system, the effective tax rate is 35% in 2017 and onwards, with 25% paid by the company, and the shareholders paying the additional tax of 35% with an offsetting credit for the First Category Tax paid by the company. Shareholders will be taxed on an accrual basis such that profits are required to be attributed to shareholders, irrespective of whether a distribution is actually made.

▪
Under the semi-integrated system, shareholders will be taxed on a cash basis when profits are actually distributed. The tax rate paid by the Company is 25.5% in 2017 and 27% in 2018 and onwards with the additional 35% paid by the shareholders when dividends are actually paid with an offsetting credit for 65% tax paid by the company, resulting in an overall effective tax rate of 44.45%.  However, if the shareholders are in a treaty country, 100% of the taxes paid by the Company would be creditable, resulting in an overall effective tax rate of 35%.

As a result of the changes to the Chilean tax laws, an additional current tax of $1.0 million was recorded retroactive to January 1st and an additional non-cash deferred tax of $328.5 million has been recorded on the timing differences in Chile.  The deferred taxes on the timing differences will reverse through depletion, write-off or a sale.  The deferred taxes would only be paid on a disposition of the assets which may never occur and only if the sales proceeds exceed its local tax value. The reform package also includes the introduction of general anti-avoidance rules and the imputation of income on passive controlled foreign affiliates.

In December 2013, Mexico enacted the 2014 tax reform package, increasing the tax rate from 2014 onwards, which impacted the deferred income tax recognition in 2013.

(b) Deferred Income Taxes

The following is the analysis of the deferred tax assets (liabilities) presented in the Consolidated Balance Sheets:

As at December 31,	2014	2013
The net deferred income tax assets (liabilities) are classified as follows:
Deferred income tax assets	$112,854	$121,599
Deferred income tax liabilities	(2,655,960)	(2,024,541)
	$(2,543,106)	$(1,902,942)

For the year ended December 31, 2014	Opening balance	Acquisitions	Recognized in profit or loss	Recognized in other compre-hensive income	Assets Held for Sale	Recognized in equity	Closing balance
Deductible temporary differences	$(7,005)	$11,318	$19,890	$—	$—	$—	$24,203
Amounts related to tax losses	54,151	4,061	54,594	—	—	—	112,806
Financing costs	(929)	828	(239)	—	—	—	(340)
Decommissioning, restoration and similar liabilities	13,024	5,807	1,889	—	—	—	20,720
Derivative liability	(543)	—	2,366	8,988	—	—	10,811
Property, plant and equipment	(1,828,285)	(427,550)	(251,846)	—	(1,082)	—	(2,508,763)
Unrealized foreign exchange losses	(136,182)	—	(83,645)	—	—	—	(219,827)
Available-for-sale securities	11,575	1,283	(11,575)	—	—	—	1,283
Other	(8,748)	—	24,771	—	(42)	—	15,981
Net deferred income tax liabilities	$(1,902,942)	$(404,253)	$(243,795)	$8,988	$(1,124)	$—	$(2,543,126)

For the year ended December 31, 2013	Opening balance	Acquisitions	Recognized in profit or loss	Recognized in other compre-hensive income	Assets Held for Sale	Recognized in equity	Closing balance
Deductible temporary differences	$7,074	$—	$(14,079)	$—	$—	$—	$(7,005)
Amounts related to tax losses	61,537	—	(7,281)	—	—	(105)	54,151
Financing costs	2,153	—	(3,187)	—	—	105	(929)
Decommissioning, restoration and similar liabilities	12,004	—	1,020	—	—	—	13,024
Derivative liability	(1,185)		7,664	(7,022)	—	—	(543)
Property, plant and equipment	(2,029,560)	—	201,275	—	—	—	(1,828,285)
Unrealized foreign exchange losses	(11,799)	—	(124,383)	—	—	—	(136,182)
Available-for-sale securities	11,575	—	—	—	—	—	11,575
Other	303	—	(9,051)	—	—	—	(8,748)
Net deferred income tax liabilities	$(1,947,898)	$—	$51,978	$(7,022)	$—	$—	$(1,902,942)

A deferred tax asset in the amount of $49.5 million (2013 - $52.9 million) has been recorded based on future taxable profits related to tax planning strategies. Management understands that the tax planning strategies are prudent and feasible.

As a result of the acquisition of the 50% interest of Osisko Mining Corporation (Note 6a), the Company recognized $37.6 million of deferred tax assets which it will now be able to use against future profits.

(c) Unrecognized Deductible Temporary Differences and Unused Tax Losses

Deferred tax assets have not been recognized in respect of the following items:

As at December 31, (in millions)	2014	2013
Deductible temporary differences (no expiry)	$146	$512
Tax losses	268	840
	$414	$1,352

Loss carry forwards at December 31, 2014 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2015	$6,628	$5,116	$—	$—	$700	$—	$12,444
2016	—	16,833	—	—	5,456	5,449	27,738
2017	—	—	—	—	7,807	7,031	14,838
2018	—	—	—	—	795	834	1,629
2019	—	—	—	—	—	4	4
2020 and onwards	422,962	187,857	—	—	—	14,772	625,591
Unlimited	557,507	—	403,641	62,555	—	—	1,023,703
	$987,097	$209,806	$403,641	$62,555	$14,758	$28,090	$1,705,947

(d) Unrecognized Taxable Temporary Differences Associated with Investments and Interests in subsidiaries

As at December 31, 2014, an aggregate temporary difference of $501.7 million (2013 - $1.6 billion) related to investments in subsidiaries was not recognized because the Company controls the reversal of the liability and it is expected that it will not reverse in the foreseeable future.

31.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the year ended December 31,	2014	2013
Interest capitalized to assets under construction	$27,790	$48,531
Issue of common shares on acquisition of mineral interests	$1,011,754	$—
Issue of common shares on vesting of RSU (Note 21)	$16,448	$15,197
Transfer of equity reserve on exercise of stock options	$68	$35

(b)	Net Change in Non-Cash Operating Working Capital

For the year ended December 31,	2014	2013
Net decrease/(increase) in:
Trade and other receivables	$12,438	$114,018
Inventories	(32,456)	(44,539)
Other assets	8,336	(22,824)
Net increase/(decrease) in:
Trade payable and other payables	69,640	(75,108)
Other liabilities	(139,895)	(113,752)
Movement in above related to foreign exchange	868	(613)
Net change in non-cash working capital	$(81,069)	$(142,818)

Change in non-cash working capital items are net of items related to Property, Plant and Equipment.

32.    OPERATING SEGMENTS

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components.

Following the acquisition of the interest in Canadian Malartic in Quebec, Canada, on June 16, 2014, the Company’s determination of its reportable operating segments was revised to reflect its internal organizational changes and the addition of new members to the senior management team to realign skills and expertise in managing the business. The Company has five core reportable operating segments which include the following mines:

•	Chapada mine in Brazil,

•	El Peñón mine in Chile,

•	Gualcamayo mine in Argentina,

•	Mercedes mine in Mexico, and

•	Canadian Malartic mine in Canada (50% interest).

The Company aggregates and discloses the financial results of non-reportable operating segments which include, but are not limited to: the Jacobina, Fazenda Brasileiro, Pilar, C1 Santa Luz and Ernesto/Pau-a-Pique mines in Brazil, the Minera Florida mine in Chile, the Alumbrera mine (12.5% interest) in Argentina and corporate entities as these operating segments do not meet the quantitative thresholds to qualify as reportable operating segments and nor do any individually, based on their materiality, assist in more informed judgments about the entity as a whole, its performance or prospects for future net cash flows.

Comparative information of prior periods have been restated to conform with the current reportable segment format and definition. Losses and cash flows from discontinued operations are presented separately for comparative periods and excluded from the "Other" reportable segment.

(a)	Information about assets and liabilities

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at December 31, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic (i)	Other (ii)	Total
Property, plant and equipment	$621,452	$2,004,107	$1,099,034	$745,722	$1,654,751	$5,017,743	$11,142,809
Goodwill and intangibles	$7	$10,162	$1,542	$—	$259,837	$53,877	$325,425
Investment in associate	$—	$—	$—	$—	$—	$66,608	$66,608
Non-current assets	$636,707	$2,053,694	$1,100,576	$745,722	$1,946,297	$5,271,850	$11,754,846
Total assets	$731,705	$2,122,924	$1,241,998	$791,130	$2,022,520	$5,628,576	$12,538,853
Total liabilities	$232,535	$556,213	$471,819	$206,419	$562,768	$3,776,238	$5,805,992

As at December 31, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Property, plant and equipment	$526,864	$2,044,192	$1,130,741	$742,791	$—	$5,816,213	$10,260,801
Goodwill and intangibles	$7	$11,927	$1,497	$—	$—	$52,117	$65,548
Investment in associate	$—	$—	$—	$—	$—	$117,915	$117,915
Non-current assets	$544,132	$2,088,669	$1,175,242	$742,336	$—	$6,143,465	$10,693,844
Total assets	$789,074	$2,162,889	$1,288,765	$792,076	$—	$6,377,913	$11,410,717
Total liabilities	$205,650	$395,891	$538,790	$213,139	$—	$2,899,142	$4,252,612

(i) Canadian Malartic segment represents a 50% interest on the properties acquired through the June 16, 2014 acquisition of Osisko (Note 6(a)).
(ii) During the year, the Company recognized mineral property impairment charges totaling $752.9 million (2013 - $507.3 million) on certain mineral properties. Refer to Note 27 for additional details.

(b)	Information about profit and loss

For the year ended December 31, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other (ii)	Total
Revenues (i)	453,452	510,179	206,660	137,109	185,319	342,403	1,835,122
Cost of sales excluding depletion, depreciation and amortization	(262,769)	(218,495)	(149,999)	(74,910)	(109,867)	(229,787)	(1,045,827)
Gross margin excluding depletion, depreciation and amortization	190,683	291,684	56,661	62,199	75,453	112,615	789,295
Depletion, depreciation and amortization	(45,801)	(146,581)	(74,211)	(42,578)	(49,958)	(144,390)	(503,519)
Mine operating earnings/(loss)	144,882	145,103	(17,550)	19,620	25,494	(31,773)	285,776

Equity loss	—	—	—	—	—	(7,107)	(7,107)
Other (expenses) income (iii)	(988)	1,784	(17,858)	6,851	9,590	(1,114,134)	(1,114,755)
Earnings/(loss) before taxes	143,894	146,887	(35,408)	26,471	35,084	(1,153,014)	(836,086)
Income tax (expense)/recovery	(65,702)	(195,322)	8,997	(7,637)	(10,277)	(88,840)	(358,781)
Earnings (loss) from continuing operations (iv)	78,192	(48,435)	(26,411)	18,834	24,807	(1,241,854)	(1,194,867)
Loss from discontinued operation (iv)	—	—	—	—	—	(188,206)	(188,206)
Net earnings (loss)	78,192	(48,435)	(26,411)	18,834	24,807	(1,430,060)	(1,383,073)

Capital expenditures	$115,025	$111,466	$38,324	$41,649	$43,313	$312,334	$662,111

For the year ended December 31, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues (i)	$504,208	$625,133	$141,847	$205,161	$—	$366,333	$1,842,682
Cost of sales excluding depletion, depreciation and amortization	(265,025)	(232,937)	(236,452)	(75,208)	—	(91,167)	(900,789)
Gross margin excluding depletion, depreciation and amortization	239,183	392,196	(94,605)	129,953	—	275,166	941,893
Depletion, depreciation and amortization	(49,479)	(121,319)	(54,320)	(41,129)	—	(134,868)	(401,115)
Mine operating earnings/(loss)	$189,705	$270,877	$(148,925)	$88,825	$—	$140,296	$540,778

Equity earnings	$—	$—	$—	$—	$—	$(3,905)	$(3,905)
Other expenses (iii)	$(11,326)	$(16,407)	$(40,370)	$(15,606)	$—	$(670,082)	$(753,791)
Earnings (loss) before taxes	$178,378	$254,470	$(189,295)	$73,218	$—	$(533,689)	$(216,918)
Income tax (recovery) expense	(70,105)	(65,463)	26,925	(48,257)	—	71,488	(85,412)
Earnings (loss) from continuing operations (iv)	$108,273	$189,007	$(162,370)	$24,961	$—	$(462,201)	$(302,330)
Loss from discontinued operation (iv)	—	—	—	—	—	(172,021)	(172,021)
Net earnings (loss)	108,273	189,007	(162,370)	24,961	—	(634,222)	(474,351)

Capital expenditures	$101,152	$131,176	$149,699	$51,058	$—	$526,579	$959,664

(i) Gross revenues are derived from sales of gold of $415.6 million (2013 - $1.3 billion) and to a lesser extent silver of $45.4 million (2013 - 196.1 million) and copper of $101.0 million (2013- 357.5 million). During the year ended December 31, 2014, four customers individually contributed greater than 10% of total Revenue. These customers represented 64% of total revenue in aggregate and have arisen from sales in the El Peñón, Gualcamayo, Mercedes, Canadian Malartic and Other Segments.
(ii) During the year, the Company recognized mineral property impairment charges totaling $752.9 million (2013 - $507.3 million) on certain mineral properties. Refer to Note 27 for additional details.
(iii) Other expenses is comprised of general and administrative expense of $122.4 million (2013 -$135.3 million), exploration and evaluation expense of $20.0 million (2013 - $30.2 million), net finance expense of $30.3 million (2013 - $2.9 million), other operating expenses of $189.2 million (2013 -$78.1 million) and impairment charges of $752.9 million (2013 - $507.3 million).

(iv) In 2014, the loss from continuing operations and discontinued operations is attributable to Yamana Gold Inc. equity holders. The loss from continuing operations and discontinued operations attributable to Yamana Gold Inc. equity holders in 2013 is $446.2 million.

(c)	Information about geographical areas

Revenues are attributed to regions based on the source location of the product sold.

As at December 31,	2014	2013
Canada	$185,319	$—
Mexico	137,109	205,161
Chile	651,899	707,146
Brazil	206,660	141,847
Argentina	654,135	788,528
Total revenue	$1,835,122	$1,842,682

Non-current assets for this purpose exclude deferred tax assets.

As at December 31,	2014	2013
Canada	$2,033,292	$95,097
Mexico	760,518	757,906
United states	43,940	43,705
Brazil	1,947,706	2,654,349
Argentina	3,628,809	3,713,501
Chile	3,227,727	3,307,687
Total non-current assets	$11,641,992	$10,572,245

33.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at December 31,	2014	2013
Within 1 year	$470,508	$577,886
Between 1 to 3 years	385,227	390,258
Between 3 to 5 years	68,914	139,756
After 5 years	1,818	6,934
	$926,467	$1,114,834

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at December 31,	2014	2013
Within 1 year	$6,194	$6,103
Between 1 to 3 years	7,574	6,997
Between 3 to 5 years	1,780	2,365
After 5 years	—	302
	$15,548	$15,767

34.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In December 2012, the Corporation received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Corporation believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Corporation does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

35.     RELATED PARTY TRANSACTIONS

(a)	Related parties and transactions

The Company’s related parties include its subsidiaries, a joint venture in which the Company is a joint operator, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.

For the years ended December 31, 2014 and 2013, there are no other related-party transactions other than those disclosed in these Consolidated Financial Statements

(b)	Compensation of Key Management Personnel

The Company considers key management personnel to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

For the years ended December 31,	2014	2013
Salaries	$16,977	$18,257
Share-based payments (i)	13,072	19,772
Other benefits	2,298	3,668
	$32,347	$41,697
(i) Refer to Note 21 for further disclosures on share-based payments.

36.    GUARANTOR SUBSIDIARIES FINANCIAL STATEMENTS

The obligations of the Company under the 4.95% senior debt notes due 2024 originally issued on June 30, 2014 are guaranteed by the following 100% owned subsidiaries of the Company (the ‘‘guarantor subsidiaries’’): Mineração Maracá Industria e Comércio S.A., Jacobina Mineração e Comércio Ltda., Minera Meridian Limitada, Yamana Chile Rentista de Capitales Mobiliarios Limitada, Minera Meridian Minerales S. de R.L. de C.V., and Yamana Argentina Holdings B.V. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture (as supplemented) governing the senior debt notes. Based on the domestic regulations of jurisdictions of the subsidiaries, collection of funds in the form of dividend or loan would be subject to customary repatriation restrictions.

The following tables outline separate financial information related to the issuer, and the guarantor and non-guarantor subsidiaries and as set out in the Consolidated Balance Sheet as at December 31, 2014 and December 31, 2013 and the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows for the years ended December 31, 2014 and December 31, 2013. For the purposes of this information, the financial statements of the Company and the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis and are in compliance with Rule 3-10 of Regulation S-X.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2014
(In thousands of United States Dollars)	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$121,276	$24,356	$45,395	$—	$191,027
Trade and other receivables	44,058	1,699	5,257	—	51,014

Inventories	6,511	122,927	179,201	(1,620)	307,019
Other financial assets	12,204	4,896	94,679	—	111,779
Other assets	1,625	79,834	22,222	—	103,681
Intercompany receivables	—	223,574	56,255	(279,829)	—
Assets held for sale	—	—	19,487	—	19,487
	185,674	457,286	422,496	(281,449)	784,007
Non-current assets:
Property, plant and equipment	20,690	1,774,364	9,347,755	—	11,142,809
Investment in associates	6,671,057	733,742	(4,466,035)	(2,872,156)	66,608
Other financial assets	9,381	2,974	36,886	(6,000)	43,241
Deferred tax assets	87,058	7,492	18,304	—	112,854
Goodwill and intangibles	43,594	10,169	271,662	—	325,425
Other assets	—	60,225	3,684	—	63,909
Intercompany receivables	2,612,079	242,259	—	(2,854,338)	—
Total assets	$9,629,533	$3,288,511	$5,634,752	$(6,013,943)	$12,538,853

Liabilities
Current liabilities:
Trade and other payables	$46,130	$138,475	$223,279	$—	$407,884
Income taxes payable	—	22,250	2,405	—	24,655
Other financial liabilities	36,633	80,060	82,534	—	199,077
Other provisions and liabilities	60	2,902	66,290	—	69,402
Intercompany payables	229,053	8,401	135,360	(372,814)	—
Liabilities held for sale	—	—	27,090	—	27,090
	311,876	252,088	536,958	(372,814)	728,108
Non-current liabilities:
Long-term debt	1,954,776	—	70,607	—	2,025,383
Decommissioning, restoration and similar liabilities	—	79,990	124,139	—	204,129
Deferred tax liabilities	—	109,713	2,528,805	17,442	2,655,960
Other financial liabilities	14,753	14,100	25,831	—	54,684
Other provisions and liabilities	—	32,098	105,630	—	137,728
Intercompany payables	—	421,399	2,327,273	(2,748,672)	—
Total liabilities	$2,281,405	$909,388	$5,719,243	$(3,104,044)	$5,805,992

Equity
Share capital
Issued and outstanding common shares	7,340,453	—	6,894	—	7,347,347
Reserves	(1,753)	(804)	(373)	—	(2,930)
Retained earnings	9,428	2,379,927	(109,708)	(2,909,899)	(630,252)
Equity attributable to Yamana shareholders	$7,348,128	$2,379,123	$(103,187)	$(2,909,899)	$6,714,165
Non-controlling interest	—	—	18,696	—	18,696
Total equity	7,348,128	2,379,123	(84,491)	(2,909,899)	6,732,861
Total equity and liabilities	$9,629,533	$3,288,511	$5,634,752	$(6,013,943)	$12,538,853

As at December 31, 2013
(In thousands of United States Dollars)	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Assets
Current assets:

Cash and cash equivalents	$103,335	$93,366	$23,317	$—	$220,018
Trade and other receivables	125	78,090	1,886	—	80,101
Inventories	3,487	101,779	122,519	1,440	229,225
Other financial assets	765	44,758	35,781	—	81,304
Other assets	2,059	68,629	35,537	—	106,225
Intercompany receivables	—	37,098	4,481	(41,579)	—
	109,771	423,720	223,521	(40,139)	716.873

Non-current assets:
Property, plant and equipment	67,527	1,666,196	8,571,787	(44,709)	10,260,801
Investment in associates	7,733,618	584,615	442,724	(8,643,042)	117,915
Investments	9,122	—	—	—	9,122
Other financial assets	6,052	6,778	40,849	(6,000)	47,679
Deferred tax assets	52,899	9,170	59,530	—	121,599
Goodwill and intangibles	—	11,934	10,521	43,093	65,548
Other assets	—	65,262	5,918	—	71,180
Intercompany receivables	1,086,765	280,398	—	(1,367,163)	—
Total assets	$9,065,754	$3,048,073	$9,354,850	$(10,057,960)	$11,410.717

Liabilities
Current liabilities:
Trade and other payables	$63,725	$143,940	$207,055	$—	$414,720
Income taxes payable	—	56,892	(3,434)	—	53,458
Other financial liabilities	48,020	47,581	61,844	—	157,445
Other provisions and liabilities	—	5,244	6,281	—	11,525
Intercompany payables	44,920	—	—	(44,920)	—
	156,665	253,657	271,746	(44,920)	637,148

Non-current liabilities:
Long-term debt	1,189,762	—	—	—	1,189,762
Decommissioning, restoration and similar liabilities	—	68,976	105,547	—	174,523
Deferred tax liabilities	—	82,051	1,929,121	13,369	2,024,541
Other financial liabilities	54,746	13,544	25,858	—	94,148
Other provisions and liabilities	—	23,556	108,934	—	132,490
Intercompany payables	—	391,154	5,664,541	(6,055,695)	—
Total liabilities	$1,401,173	$832,938	$8,105,747	$(6,087,246)	$4,252,612

Equity
Share capital
Issued and outstanding common shares	6,313,244	—	6,894	—	6,320,138
Reserves	(41,236)	—	—	—	(41,236)
Retained earnings	1,392,573	2,215,135	1,223,513	(3,970,714)	860,507
Equity attributable to Yamana shareholders	$7,664,581	$2,215,135	$1,230,407	$(3,970,714)	$7,139,409
Non-controlling interest	—	—	18,696	—	18,696
Total equity	7,664,581	2,215,135	1,249,103	(3,970,714)	7,158,105
Total equity and liabilities	$9,065,754	$3,048,073	$9,354,850	$(10,057,960)	$11,410,717

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2014
(In thousands of United States Dollars)	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Revenue	$1,435,147	$1,183,564	$640,126	$(1,423,715)	$1,835,122
Cost of sales excluding depletion, depreciation and amortization	(1,452,112)	(612,712)	(408,340)	1,427,337	(1,045,827)
Gross margin	(16,965)	570,852	231,786	3,622	789,295
Depletion, depreciation and amortization	(8,017)	(188,557)	(304,841)	(2,104)	(503,519)
Mine operating earnings	(24,982)	382,295	(73,055)	1,518	285,776

Expenses (i)
General and administrative	(7,886)	(19,409)	(50,157)	(44,899)	(122,351)
Exploration and evaluation	(589)	(9,157)	(10,265)	—	(20,011)
Equity (loss)/earnings from associates	(1,528,897)	(33,134)	(7,106)	1,562,030	(7,107)
Other expenses/(income)	(38,674)	(26,378)	13,698	(137,868)	(189,222)
Impairment	—	—	(752,919)	—	(752,919)
Operating earnings	(1,601,028)	294,217	(879,804)	1,380,781	(805,834)

Finance income (i)	262,511	72,691	1,427	(291,938)	44,691
Finance expense	(67,858)	(71,612)	(18,658)	83,185	(74,943)
Net finance expense	194,653	1,079	(17,231)	(208,753)	(30,252)

(Loss)/earnings before taxes	(1,406,375)	295,296	(897,035)	1,172,028	(836,086)
Income tax recovery/(expense)	23,230	(130,504)	(247,980)	(3,527)	(358,781)
(Loss)/earnings of continuing operation	(1,383,145)	164,792	(1,145,015)	1,168,501	(1,194,867)
Loss of discontinued operation	—	—	(188,206)	—	(188,206)
Net (loss)/earnings	$(1,383,145)	$164,792	$(1,333,221)	$1,168,501	$(1,383,073)
Total other comprehensive income	$39,799	$—	$—	$—	$39,799
Total comprehensive loss	$(1,343,346)	$164,792	$(1,333,221)	$1,168,501	$(1,343,274)

For the year ended December 31, 2013
(In thousands of United States Dollars)	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Revenue	$1,255,585	$1,428,005	$83,188	$(924,096)	$1,842,682
Cost of sales excluding depletion, depreciation and amortization	(1,263,140)	(666,300)	(65,318)	1,093,969	(900,789)
Gross margin	(7,555)	761,705	17,870	169,873	941,893
Depletion, depreciation and amortization	(3,506)	(173,066)	(143,578)	(80,965)	(401,115)
Mine operating earnings	(11,061)	588,639	(125,708)	88,908	540,778

Expenses (i)
General and administrative	(70,040)	(47,475)	(25,551)	7,746	(135,320)
Exploration and evaluation	(475)	(11,235)	(28,970)	10,529	(30,151)
Equity (loss)/earnings from associates	(312,040)	(36,557)	1,121,044	(776,352)	(3,905)
Other income/(expenses)	10,119	(154,920)	126,160	(59,479)	(78,120)
Impairment	—	—	(507,273)		(507,273)
Operating earnings	(383,497)	338,452	559,702	(728,648)	(213,991)

Finance income (i)	527,732	36,480	1,200,598	(1,739,961)	24,849
Finance expense	(80,902)	(41,205)	(113,276)	207,607	(27,776)
Net finance expense	446,830	(4,725)	1,087,322	(1,532,354)	(2,927)

Earnings/(loss) before taxes	63,333	333,727	1,647,024	(2,261,002)	(216,918)
Income tax (expense)/recovery	(12,513)	(161,000)	(31,707)	119,808	(85,412)
Earnings/(loss) of continuing operation	50,820	172,727	1,615,317	(2,141,194)	(302,330)
Loss of discontinued operation			(172,021)		(172,021)
Net earnings/(loss)	$50,820	$172,727	$1,443,296	$(2,141,194)	$(474,351)
Total other comprehensive loss	$(51,084)	$—	$—	$—	$(51,084)
Total comprehensive loss	$(264)	$172,727	$2,125,522	$(2,823,420)	$(525,435)
(i) Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2014
(In thousands of United States Dollars)	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Operating activities
Loss before taxes	$(1,406,375)	$295,296	$(897,109)	$1,172,028	$(836,086)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	8,017	188,557	304,841	2,104	503,519
Share-based payments	5,831	—	—	—	5,831
Equity loss from associate	1,528,893	33,134	7,107	(1,562,031)	7,107
Finance income	(262,511)	(72,691)	(1,348)	291,938	(44,691)
Finance expense	67,858	71,612	18,658	(83,185)	74,943
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	3,770	7,862	(1)	—	11,631
Impairment of available-for-sale securities and other assets	4,639	14,891	37,943	—	57,473
Impairment of mineral properties	—	—	752,919	—	752,919
Other non-cash expenses	2,155	21,206	86,788	—	110,149
Decommissioning, restoration and similar liabilities paid	—	(663)	(4,730)	—	(5,393)

Cash distributions from associate	—	—	44,200	—	44,200
Income taxes paid	(2,622)	(75,959)	(8,023)	—	(86,604)
Cash flows from operating activities before non-cash working capital	(50,345)	483,245	341,244	(179,146)	594,998
Net change in non-cash working capital	1,255,210	(22,695)	(113,918)	(1,199,666)	(81,069)
Intercompany movement in operations	176,668	(127,220)	(55,278)	5,830	—
Cash flows from operating activities of continuing operations	$1,381,533	$333,330	$172,048	$(1,372,982)	$513,929
Cash flows from operating activities of discontinued operations	$—	$—	$15,542	$—	$15,542
Investing activities
Acquisition of property, plant and equipment	$(2,409)	$(305,210)	$(354,492)	$—	$(662,111)
Acquisition of Osisko Mining Corporation	—	—	(462,728)	—	(462,728)
Cash acquired from acquisition of Osisko Mining Corporation (Note 6(a))	—	—	59,216	—	59,216
Interest income received	—	1,993	(999)	—	994
Acquisition of investments and other assets	(1,971)	(10,424)	(71,252)	—	(83,647)
Proceeds on disposal of investments and other assets	—	3,018	63,559	—	66,577
Proceeds from intercompany investing activities	(370,361)	(83,171)	(870,281)	1,323,813	—
Cash flows used in investing activities of continuing operations	$(374,741)	$(393,794)	$(1,636,977)	$1,323,813	$(1,081,699)
Cash flows used in investing activities of discontinued operations	$—	$—	$(15,201)	$—	$(15,201)
Financing activities
Dividends paid	(142,853)	—	—	—	(142,853)
Interest and other finance expenses paid	(82,628)	(725)	(7,543)	—	(90,896)
Repayment of term loan and assumed debt	—	—	(520,133)	—	(520,133)
Proceeds from term loan and notes payable	754,475	41,554	497,996	—	1,294,025
Proceeds from intercompany financing activities	20,676	19,074	3,897,612	(3,937,362)	—
Repayments of intercompany financing activities	(1,538,526)	(68,523)	(2,379,482)	3,986,531	—
Cash flows from financing activities of continuing operations	$(988,856)	$(8,620)	$1,488,450	$49,169	$540,143
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	—	—	(1,069)	—	(1,069)
Decrease in cash and cash equivalents of continuing operations	$17,936	$(69,084)	$22,452	$—	$(28,696)
Decrease in cash and cash equivalents of discontinued operations	$—	$—	$341	$—	$341
Cash and cash equivalents of continuing operations, beginning of year	$103,335	$93,442	$22,946	$—	$219,723
Cash and cash equivalents of discontinued operations, beginning of year			$2,423	$—	$2,423
Cash and cash equivalents, end of year of continuing operations	$121,271	$24,358	$45,398	$—	$191,027
Cash and cash equivalents, end of year of discontinued operations	$—	$—	$2,764	$—	$2,764

For the year ended December 31, 2013
(In thousands of United States Dollars)	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Operating activities
Loss before taxes	$63,333	$333,727	$1,647,024	$(2,261,002)	$(216,918)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	3,506	173,066	143,578	80,965	401,115
Share-based payments	7,682	—	—	—	7,682

Equity loss from associate	312,040	36,557	(1,121,044)	776,352	3,905
Finance income	(166)	(33,194)	(40,008)	48,519	(24,849)
Finance expense	80,060	12,180	17,815	(82,279)	27,776
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices (Note 29 (a))	—	3,124	—	—	3,124
Impairment of available-for-sale securities and other assets	16,251	16,037	61,096	—	93,384
Impairment of mineral properties	—	135,900	371,373	—	507,273
Other non-cash expenses	(2,777)	30,050	13,992	—	41,265
Decommissioning, restoration and similar liabilities paid	—	(1,338)	(2,951)	—	(4,289)
Cash distributions from associate	—	—	27,924	—	27,924
Income taxes paid	—	(110,001)	(49,577)	—	(159,578)
Cash flows from operating activities before non-cash working capital	$479,929	$596,108	$1,069,222	$(1,437,445)	$707,814
Net change in non-cash working capital	(19,000)	4,101	(127,919)	—	(142,818)
Intercompany movement in operations	(628,232)	(74,143)	196,558	505,817	—
Cash flows from operating activities of continuing operations	$(167,303)	$526,066	$1,137,861	$(931,628)	$564,996
Cash flows from operating activities of discontinued operations	$—	$—	$88,139	$—	$88,139
Investing activities
Acquisition of property, plant and equipment	$(38,165)	$(274,437)	$(647,062)	$—	$(959,664)
Proceeds on disposition of mineral interests	6,306	—	2,424	—	8,730
Interest income received	1,516	—	—	—	1,516
Acquisition of investments and other assets	—	(47,832)	(6,262)	—	(54,094)
Proceeds on disposal of investments and other assets	(45)	(44,101)	82,110	—	37,964
Proceeds from intercompany investing activities	—	25,739	—	(25,739)	—
Repayments of intercompany investing activities	(98,077)	—	(1,065,128)	1,163,205	—
Cash flows used in investing activities of continuing operations	$(128,465)	$(340,631)	$(1,633,918)	$1,137,466	$(965,548)
Cash flows used in investing activities of discontinued operations	$—	$—	$(87,862)	$—	$(87,862)
Financing activities
Dividends paid	(196,199)	—	—	—	(196,199)
Interest and other finance expenses paid	(2,989)	—	(10,983)	—	(13,972)
Repayment of term loan and assumed debt	(100,000)	—	—	—	(100,000)
Proceeds from term loan and notes payable	545,000	(8,601)	57,615	—	594,014
Proceeds from intercompany financing activities	—	305,747	—	(305,747)	—
Repayments of intercompany financing activities	—	(609,255)	(125,140)	734,395	—
Cash flows from financing activities of continuing operations	$245,812	$(312,109)	$(78,508)	$428,648	$283,843
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	—	—	(13,144)	—	(13,144)
Decrease in cash and cash equivalents of continuing operations	$(49,956)	$(58,596)	$(21,301)	$—	$(129,853)
Decrease in cash and cash equivalents of discontinued operations	$—	$—	$277	$—	$277
Cash and cash equivalents of continuing operations, beginning of year	$153,291	$151,961	$44,324	$—	$349,576
Cash and cash equivalents of discontinued operations, beginning of year	$—	$—	$18	$—	$18
Cash and cash equivalents, end of year of continuing operations	$103,335	$93,365	$23,023	$—	$219,723
Cash and cash equivalents, end of year of discontinued operations	$—	$—	$295	$—	$295
Cash and cash equivalents, end of year	$103,335	$93,365	$23,318	$—	$220,018

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